 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 21, 1998

                                                 REGISTRATION NO. 333-42317
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              POST EFFECTIVE

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------
                       CONSOLIDATION CAPITAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
          DELAWARE                                        52-2054952
      (STATE OR OTHER            6770
       JURISDICTIONOF        (PRIMARY STANDARD         (I.R.S. EMPLOYER
      INCORPORATION OR    INDUSTRIALCLASSIFICATION   IDENTIFICATION NO.)
       ORGANIZATION)            CODE NUMBER)

                   1747 PENNSYLVANIA AVENUE, N.W., SUITE 900
                             WASHINGTON, D.C. 20006
                                  202/955-5490
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                              JONATHAN J. LEDECKY
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                       CONSOLIDATION CAPITAL CORPORATION
                   1747 PENNSYLVANIA AVENUE, N.W., SUITE 900
                             WASHINGTON, D.C. 20006
                                  202/955-5490
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                   COPIES TO:

       F. TRAYNOR BECK, ESQUIRE
  EXECUTIVE VICE PRESIDENT, GENERAL         LINDA L. GRIGGS, ESQUIRE
        COUNSEL AND SECRETARY                MORGAN, LEWIS & BOCKIUS LLP

  1747 PENNSYLVANIA AVE. N.W., SUITE          1800 M STREET, N.W.
                 900
                                             WASHINGTON, D.C. 20036

        WASHINGTON D.C. 20006                     202/467-7245
             202/955-5490

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A)
MAY DETERMINE.
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--------------------------------------------------------------------------------

PROSPECTUS

                       CONSOLIDATION CAPITAL CORPORATION

                       24,000,000 SHARES OF COMMON STOCK

                               ----------------

  This Prospectus covers 24,000,000 shares of common stock, $.001 par value (the "Common Stock"), which may be offered and issued by Consolidation Capital Corporation (the "Company") from time to time in connection with the acquisition by the Company of other businesses, assets or securities. It is expected that the terms of the acquisitions involving the issuances of securities covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired by the Company. No underwriting discounts or commissions will be paid, although finder's fees may be paid from time to time with respect to specific mergers or acquisitions. Any person receiving such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "BUYR." As of January 20, 1998, the Company had 30,150,000 shares of Common Stock outstanding. On January 20, 1998, the closing price of the Common Stock was $19.50 per share. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports and other information with the Securities and Exchange Commission. See "Additional Information."

  All expenses of this offering will be paid by the Company.

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is January 21, 1998

  No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such offer or solicitation to such person. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall under any circumstance imply that the information contained herein is correct as of any date subsequent to the date hereof.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Additional Information...................................................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Price Range of Common Stock..............................................  17
Dividend Policy..........................................................  17
Selected Pro Forma Combined Financial Data...............................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  21
Management...............................................................  28
Executive Compensation...................................................  30
Certain Relationships and Related Party Transactions.....................  36
Principal Stockholders...................................................  37
Description of Capital Stock.............................................  38
Plan of Distribution.....................................................  39
Restrictions on Resale...................................................  39
Legal Matters............................................................  39
Experts..................................................................  39
Index to Financial Statements............................................ F-1

                            ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (the "Registration Statement") under the Securities Act and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement, and the exhibits and schedules thereto, for further information with respect to the Company and the Common Stock offered hereby. Statements contained in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete. Reference is made to the respective exhibit for a more complete description of such statement, which is qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission maintained at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Consolidation Capital Corporation is the successor to Ledecky Brothers L.L.C. Hereinafter, except as otherwise indicated, Consolidation Capital Corporation and Ledecky Brothers L.L.C. are referred to jointly as the "Company." References in this Prospectus to operating and financial data of U.S. Office Products Company are included herein in reliance upon reports filed by that company with the Securities and Exchange Commission. Such operating and financial data are not intended to be indicative of the possible future operating results or financial position of the Company.

  Information contained in this Prospectus may contain forward-looking statements, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plans," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The matters described in "Risk Factors" and certain other factors noted throughout this Prospectus and in any exhibits to the Registration Statement of which this Prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially, from those in such forward-looking statements.

THE COMPANY

  Founded in February 1997 by Jonathan J. Ledecky, Consolidation Capital Corporation intends to build a consolidated enterprise with national market reach through the acquisition and integration of multiple businesses in the facilities management industry. Jonathan Ledecky is the Chairman and founder and, until November 5, 1997, was the Chief Executive Officer, of U.S. Office Products Company ("USOP"). While managing USOP, Jonathan Ledecky developed a strategy of "corporate democracy," which he believes facilitated USOP's rapid consolidation of more than 205 companies within seven different industry groups in the office products and services industry. The corporate democracy approach includes (i) a general policy of empowering local management and (ii) drawing upon the contacts and expertise of local management by encouraging them to identify acquisition candidates and to participate in the process of integrating newly acquired companies into a consolidated enterprise. The Company intends to employ a corporate democracy approach as one of its principal operating strategies.

  To date, the Company's operations have consisted of organizational activities, research and analysis with respect to industry consolidations and acquisition opportunities, efforts to refine the Company's business strategy and meetings with potential acquisition candidates. The Company was initially capitalized with $59,000, has generated no revenues to date other than investment earnings on the proceeds of its initial public offering (the "IPO"), and incurred losses of $103,000 from its founding in February 1997 through September 30, 1997. The Company completed the IPO in December of 1997, selling 27,850,000 shares of Common Stock and 500,000 shares of Convertible Non-Voting Common Stock and raising net proceeds of approximately $527,000,000.

  On January 8, 1998, the Company entered into a letter of intent to acquire Service Management USA and its affiliates ("Service Management"). Service Management is a Sterling, Virginia-based provider of facilities management services specializing in providing janitorial maintenance management services to retailers and industrial and commercial clients in 39 states. See "--Pending Acquisitions." Facilities management companies generally provide many products and services needed for the routine operation and maintenance of a building. These products and services include janitorial maintenance management services, electrical contracting and maintenance, lighting equipment and services, engineering services, parking facility management, security systems and services, fire protection equipment and services, grounds keeping and landscaping services, pest control and general equipment maintenance.

  From 1994 until November 1997, Jonathan Ledecky served as Chief Executive Officer of USOP and, in that capacity, was responsible for in excess of $1.7 billion in acquisitions of businesses in seven different industry groups, including office supplies, office furniture, coffee and beverage services, computer and telecommunications networks and services, print management, corporate travel services and educational supplies. The Company will seek to leverage the experience and expertise of Jonathan Ledecky, its founder, Chairman and Chief Executive Officer, and the Company's management team to become a leading consolidator of the facilities management industry. The Company's management team consists of, in addition to Jonathan Ledecky:
Timothy C. Clayton, Executive Vice President, Chief Financial Officer and Treasurer; F. Traynor Beck, Executive Vice President, General Counsel and Secretary; and, David Ledecky, Executive Vice President and Chief Administrative Officer. See "Management."

  At the time of the IPO, the Company announced its intention to pursue consolidation opportunities in one or more growing industries that are fragmented with no clear market leader and that could benefit from economies of scale. The Company believes that the facilities management industry has these characteristics since it consists primarily of privately-held or family-owned businesses, whose owner-operators desire liquidity and may be unable to access the capital markets effectively or to expand beyond a local or regional base. The Company has determined initially to focus exclusively on the facilities management industry, rather than pursue consolidations in multiple, unrelated industries, based on its view that the facilities management industry is a large scale industry offering significant opportunities to expand into and consolidate many sectors that offer products and services intended to enhance the operating efficiency of retail, commercial and industrial clients.

  During the last several years, property owners, such as real estate investment trusts ("REITS"), have undergone consolidation. The Company believes that, as the real estate industry undergoes further consolidation, the emerging large-scale property owners will continue to develop an increased interest in dealing with national providers of facilities management services. Property owners also have increasingly turned to outsourcing many of the traditional facilities management services that were once performed by the property owners' own employees. This trend towards outsourcing allows property owners to focus on their core competencies, reduce operating expenses, access technical expertise of outside vendors and improve quality. The Company believes that the consolidation of property owners and the increase in outsourcing of facilities management services will present opportunities for the Company to (i) acquire smaller, independent companies that are unable to compete with national providers of facilities management services, (ii) expand through acquisitions into new sectors of the facilities management industry, and (iii) broaden the customer base of acquired companies.

  The Company believes that it possesses substantial competitive advantages. The Company expects to benefit from its ability to deploy rapidly its significant financial resources and to use its publicly traded stock as currency in selected acquisitions. Because the Company has significant cash and cash equivalents, the Company's ability to acquire attractive companies is not likely to be constrained initially by the need to access the capital markets. Furthermore, the Company believes that its corporate democracy principles will help it attract and acquire companies and will differentiate it from traditional consolidators. The Company believes that its corporate democracy approach generates significant competitive advantages because this approach allows managers of the acquired companies to benefit from the economies of a large organization while simultaneously retaining local operational control, enabling them to provide flexible and responsive service to customers. Such an approach could, however, limit possible consolidation efficiencies and integration efforts. In addition, although the Company's management team has experience in acquiring and consolidating businesses, it does not have experience managing companies in the facilities management industry. The Company, therefore, expects to rely in part upon management of acquired companies or other individuals who are experienced in the facilities management industry. See "Risk Factors--Competition," "Business--Strategy" and "Management."

  The Company will have broad discretion in identifying and selecting possible acquisition candidates. Within the facilities management industry, the Company intends to focus on the acquisition of businesses having some or all of the following characteristics: (i) stable cash flows and recurring revenue streams from long-term customer relationships; (ii) low product obsolescence and non-reliance on innovation or technology to drive recurring revenue streams; (iii) long-term growth prospects for products and services offered; (iv) a strong "franchise" or presence in the communities served by the acquisition candidate; (v) an experienced management team comprised of recognized industry leaders; (vi) an ability to retain, promote and motivate management teams; (vii) favorable demographic trends within the local regions serviced; and (viii) an underpenetrated market for products or services provided by the acquisition candidate. Other than the pending acquisition of Service Management, the Company has no present arrangements or understandings with respect to the acquisition of any specific business. See "Risk Factors-- Appropriate Acquisitions May Not Be Available and Full Investment of Net Proceeds May Be Delayed" and "Business--Strategy."

  In general, the Company plans to acquire larger, established, high quality companies, or "hubs," in high density, metropolitan areas, and additional smaller companies, or "spokes," in secondary markets surrounding the hubs. Where possible, the operations of the spokes will be integrated into the operations of existing hubs, thereby enabling the Company to achieve the economies of scale necessary to decrease operating cost and increase operating margin. See "Risk Factors--Integration of Acquisitions."

  Upon integration of acquired companies, the Company believes that it will be able to achieve operating efficiencies by combining administrative functions, eliminating redundant facilities, implementing system technology improvements, and purchasing products and services in large volumes. Each of the acquired companies will continue to manage all functions that "touch the customer," including sales, marketing, customer service, credit and collections. The Company will manage functions such as purchasing, accounting, inventory management, human resources and finance centrally where it can leverage its size and scale. In addition, the Company believes that it may achieve certain synergies through strategic marketing and cross-selling by acquired companies.

  The Company's principal executive offices are located at 1747 Pennsylvania Avenue, N.W., Suite 900, Washington D.C. 20006, and its telephone number is 202-955-5490.

PENDING ACQUISITION

  On January 8, 1998, the Company entered into a letter of intent to acquire Service Management, a Sterling, Virginia-based provider of facilities management services. Service Management was founded in 1982 and has become a leading facilities management company specializing in providing janitorial maintenance management services to retailers and industrial and commercial clients in 39 states. Some of Service Management's major clients include the United Parcel Service, K-Mart, Wal-Mart, Target, Sports Authority, CVS, Kroger, Shaw's and Bi-lo grocery stores. Service Management had revenues for the nine months ended September 30, 1997 of approximately $18.8 million.

  The letter of intent with Service Management provides for consideration of $9 million payable in cash and $3 million payable in shares of Common Stock valued at the closing price of the Common Stock on the date the letter of intent was signed. In addition, there is the potential for the payment of up to an additional $13 million, consisting of 50% in cash and 50% in shares of Common Stock, based upon a combination of the earnings before interest and taxes of Service Management during the 12 months subsequent to the Company's completion of the acquisition of Service Management, and the revenues of Service Management, including the revenues of certain companies identified by Service Management that may be acquired by the Company in the future, during the 24 months subsequent to the completion of the acquisition of Service Management. No assurance can be given that the acquisition of Service Management will be completed or that it will be completed on the terms described above.

  The Company is in discussions with additional acquisition candidates and may from time to time enter into letters of intent or agreements in principle with respect to the acquisition of such businesses. No assurance can be given, however, that the Company will complete additional acquisitions.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

  The risk factors set forth below and elsewhere in this Prospectus should be read as accompanying all forward-looking statements made in this Prospectus. These forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plans," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The Company's actual results could differ materially from those anticipated in such forward-looking statements, for the reasons set forth below and for other reasons.

NO PRESENT SOURCE OF REVENUES

  The Company was founded in February 1997 and completed its IPO in December 1997. To date, its activities have consisted of organizational activities, research and analysis with respect to acquisition and consolidation opportunities, efforts to refine the Company's business strategy and meetings with potential acquisition candidates. The Company intends to build a consolidated enterprise with national market reach through the acquisition and integration of multiple businesses in the facilities management industry. It will not generate any revenues other than interest income on the proceeds from the IPO until, at the earliest, the consummation of an acquisition of a business after which its ability to generate revenues and earnings (if any) will be directly dependent upon the operating results of such acquired business and any additional acquisitions and the successful integration and consolidation of those businesses. Other than the pending acquisition of Service Management, the Company has no present arrangements or understandings with any prospective acquisition candidates.

CONFLICTS OF INTEREST

  Jonathan Ledecky serves as both the Chairman and Chief Executive Officer of the Company and the Chairman and an executive officer of USOP. On January 13, 1998, Jonathan Ledecky entered into a Services Agreement with USOP, effective upon the completion of USOP's announced restructuring which involves a self-tender and the incurrence of indebtedness related thereto, the spin-off of four of USOP's divisions and an equity investment. If the restructuring is completed, Jonathan Ledecky will resign as the Chairman and as an executive officer of USOP, but will continue to provide mutually agreed advisory services to USOP and the companies that are being spun off from USOP and the Services Agreement will supersede Jonathan Ledecky's amended and restated employment agreement with USOP, described below (the "USOP Employment Agreement"). If USOP's announced restructuring is not completed, the USOP Employment Agreement will remain in effect. USOP has announced that the proposed restructuring is not expected to be completed until the second calendar quarter of 1998.

  As long as Jonathan Ledecky serves as a director and an executive officer of both the Company and USOP, Jonathan Ledecky owes a duty of loyalty and a duty of care under Delaware law to both companies. These duties obligate him to present certain business opportunities to the company to which he owes the duties before pursuing such opportunities himself. There is no agreement among Jonathan Ledecky, the Company and/or USOP delineating Jonathan Ledecky's duties to each company or resolving potential conflicts between his conflicting duties and obligations, although USOP has approved the Company's entry into the facilities management industry.

  Under the USOP Employment Agreement, Jonathan Ledecky is obligated to assist in, among other things, identifying and pursuing new business and investment opportunities and acquisitions for USOP, developing and providing strategic plans and growth analyses for USOP, providing structuring, capitalization, restructuring, recapitalization and reorganization advice to USOP and assisting in implementing such advice, and interfacing with the investment and financial community on an as-needed basis. While Jonathan Ledecky is not responsible for the day-to-day oversight of USOP, his positions as an executive officer and Chairman of the Board of USOP may nonetheless result in competition between USOP matters and Company matters for his time and professional attention, and may result in or exacerbate conflicts as to his obligations to present business opportunities to one company or another, or to pursue such opportunities for one company or another. The USOP Employment Agreement and the Services Agreement also contain restrictions on Jonathan Ledecky's ability to recruit or employ current and certain former employees of USOP. This restriction could present a possible conflict between Jonathan Ledecky's actions and recommendations to retain employees and his efforts to employ suitable individuals with the Company. In addition, the USOP Employment Agreement and the Services Agreement recite that in the course of Jonathan Ledecky's employment with USOP he has become familiar with and aware of certain information regarding USOP's operations that the agreements describe as a trade secret of USOP. Were Jonathan Ledecky to be held wrongfully to have disclosed any trade secret information to the Company or others in violation of his obligations to USOP, he could face liability for such disclosure, and the Company could face liability for inducing or aiding in any such alleged violation. Finally, under the USOP Employment Agreement and the Services Agreement, Jonathan Ledecky is not prohibited from serving as an officer, director or employee of or consultant to the Company, provided that such actions do not otherwise breach his obligations under the USOP Employment Agreement or the Services Agreement, as applicable.

  For as long as the USOP Employment Agreement is in effect, Jonathan Ledecky owes duties of loyalty and care and has contractual obligations to both the Company and USOP simultaneously. If and when the Services Agreement supersedes the USOP Employment Agreement, Jonathan Ledecky will have contractual obligations to the Company, USOP and the companies that are being spun off from USOP, and he may be unable in certain circumstances to fulfill his duties of loyalty and care and his contractual obligations to one company without allegedly breaching them to the other. Any alleged breach could result in litigation by or on behalf of the offended company under any of a number of possible legal theories, including seeking damages from Jonathan Ledecky for the purported breach or from the other such company for tortiously interfering with the offended company's contractual relationship with Jonathan Ledecky or for inducing him to breach his duties to the offended company. The conduct or response to any such litigation could consume significant management attention and resources, and the defense, settlement or final adjudication of any such litigation could have a material adverse effect on the Company's business, financial condition and/or results of operations.

  In addition, Jonathan Ledecky is the Non-Executive Chairman of the Board of U.S.A. Floral Products, Inc. ("USA Floral"), the Non-Executive Chairman of the Board of U.S. Leasing, Inc. ("US Leasing") and a prospective minority investor in Unison Partners, Inc. ("Unison Partners"). Each of USA Floral, US Leasing and Unison Partners is, or is seeking to become, a consolidator of businesses in one or more industries. Jonathan Ledecky may thus have conflicts of interest in determining to which of these entities, if any, a particular relevant business opportunity should be presented.

DEPENDENCE ON KEY PERSONNEL

  The Company believes that its success will depend principally upon the experience of Jonathan J. Ledecky, its founder, Chairman and Chief Executive Officer. In addition, the Company believes that its success will depend to a significant extent upon Timothy Clayton, the Company's Executive Vice President, Chief Financial Officer and Treasurer; F. Traynor Beck, the Company's Executive Vice President, General Counsel and Secretary; and David Ledecky, the Company's Executive Vice President and Chief Administrative Officer.

  Although Jonathan Ledecky has substantial experience in acquiring and consolidating businesses and Messrs. Clayton and Beck have substantial experience with such transactions on behalf of their prior clients, none of them has any experience in managing companies formed for the specific purpose of consolidating one or more industries (other than Jonathan Ledecky's experience in managing USOP) or in managing businesses in the facilities management industry. As a result, the Company likely will depend on the senior management of any significant business it acquires in the future. Such acquired senior management may not be suitable to the Company's business model or combined operations.

  If the Company loses the services of one or more of its current executives, the Company's business could be adversely affected. The Company may not successfully recruit additional personnel and any additional personnel that are recruited may not have the requisite skills, knowledge or experience necessary or desirable to enhance the incumbent management. The Company does not intend to maintain key man life insurance with respect to any of its executive officers. See "Management."

ALLOCATION OF MANAGEMENT TIME

  Pursuant to the CCC Employment Agreement, Jonathan Ledecky is required to devote the substantial majority of his business time, attention and efforts to the business of the Company. Pursuant to the USOP Employment Agreement, Jonathan Ledecky is required to devote a portion of his business time, attention and efforts to promote and further the business of USOP. Upon the effectiveness of the Services Agreement, Jonathan Ledecky will be required to provide mutually agreed advisory services to USOP and the companies that are being spun off from USOP. In addition, Jonathan Ledecky anticipates devoting time to his other directorships and professional pursuits. The competing claims upon Jonathan Ledecky's time and energies could divert his attention from the affairs of the Company, placing additional demands on the Company's other management resources. Pursuant to their employment agreements with the Company, each of the other executive officers of the Company is required to devote his full business time, attention and efforts to the business of the Company. The efforts of all or any of these individuals may not be sufficient to meet the Company's management needs.

APPROPRIATE ACQUISITIONS MAY NOT BE AVAILABLE AND FULL INVESTMENT OF NET PROCEEDS MAY BE DELAYED

  The results of the Company's planned operations are dependent upon the Company's ability to identify, attract and acquire desirable acquisition candidates, which may take considerable time. The Company may not be successful in identifying, attracting or acquiring desirable acquisition candidates, in integrating such candidates into the Company or in realizing profits from any acquisition candidates, if acquired. The failure to complete acquisitions or to operate the acquired companies profitably would have a material adverse effect on the Company's business, financial condition and/or results of operations.

  Pending their possible application in acquiring businesses, the net proceeds of the IPO have been invested in readily marketable, interest-bearing, investment grade securities. Consequently, until such time as the Company acquires acquisition candidates, the proceeds of the IPO will yield only that rate of return earned by such interest-bearing securities. In addition, a portion of the net proceeds of the IPO are being used to pay corporate overhead and administrative costs, which the Company estimates will initially be approximately $5.0 million on an annualized basis, representing the costs of rent, salaries and employee benefits, insurance, and other miscellaneous expenses.

RISKS ASSOCIATED WITH CONSOLIDATION STRATEGY

  To date, the Company's activities have consisted of organizational activities, conducting research and analysis principally focused on identifying fragmented industries that are potentially available for consolidation, refining the Company's business strategy and meeting with acquisition candidates. In connection with its research and analysis, the Company has had general discussions with numerous businesses within several different industries. The Company has only recently identified the facilities management industry as the industry on which it will initially focus and Service Management as its initial acquisition candidate. Accordingly, investors have no basis on which to evaluate the possible merits or risks of any future acquisition candidates' operations and prospects. Although management of the Company will endeavor to evaluate the risks inherent in any particular acquisition candidate, the Company may not properly ascertain all of such risks. See "Business--Strategy."

  The Company's management team is utilizing the proceeds of the IPO to accelerate the research and analysis that has been performed to date to identify and select prospective acquisition candidates. Other than the pending acquisition of Service Management, the Company has no present arrangements or understandings with any prospective acquisition candidates. Management of the Company has virtually unrestricted flexibility in identifying and selecting prospective acquisition candidates and broad discretion with respect to the specific application of the net proceeds of the IPO. Management may not succeed in selecting acquisition candidates that will be profitable or that can be integrated successfully. Although the Company intends to scrutinize closely the management of a prospective acquisition candidate in connection with evaluating the desirability of effecting a business combination, the Company's assessment of management may not prove to be correct. The Company may enlist the assistance of other persons to assess the management of acquisition candidates (including, without limitation, investment bankers, brokers, accountants and other advisers who have rendered or may in the future render services to USOP). See "--Conflicts of Interest," "Business--Conflicts of Interest" and "Certain Relationships and Related Party Transactions."

  One of the key elements of the Company's internal growth strategy is to improve the profitablilty and increase the revenues of acquired businesses. The Company will seek to improve the profitability and increase the revenues of acquired businesses by various means, including combining administrative functions, eliminating redundant facilities, implementing system and technology improvements, purchasing products and services in large quantities and cross-selling products and services. The Company's ability to increase revenues will be affected by various factors, including the Company's ability to expand the products and services offered to the customers of acquired companies, develop national accounts and attract and retain a sufficient number of employees to perform the Company's services. There can be no assurance that the Company's internal growth strategies will be successful. See "Business--Strategy."

INTEGRATION OF ACQUISITIONS

  The Company's business model contemplates an aggressive and rapid acquisition program. No assurance can be given that the Company will be able to successfully integrate its future acquisitions without substantial costs, delays or other problems. The costs of such acquisitions and their integration could have an adverse effect on short-term operating results. Such costs could include severance payments to employees of such acquired companies, restructuring charges associated with the acquisitions and other expenses associated with a change of control, as well as non-recurring acquisition costs including accounting and legal fees, investment banking fees, recognition of transaction-related obligations and various other acquisition-related costs. Any failure by the Company to make acquisitions would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company may be unable to replicate the success in consolidating various industries that has been achieved by other consolidators, including USOP.

  The Company may not be able to execute successfully its consolidation strategy or anticipate all of the changing demands that consolidation transactions will impose on its management personnel, operational and management information systems and financial systems. The integration of newly acquired companies may also lead to diversion of management attention from other ongoing business concerns. In addition, the rapid pace of acquisitions may adversely affect the Company's efforts to integrate acquisitions and manage those acquisitions profitably. Moreover, it is possible that neither management of the Company nor management of any of the acquired companies will have the necessary skills to manage a company intending to implement an aggressive acquisition program. The Company may seek to recruit additional managers to supplement the incumbent management of the acquired companies but the Company may not have the ability to recruit additional managers with the skills necessary to enhance the management of the acquired companies. Any or all of these factors could have a material adverse effect on the Company's business, financial condition and/or results of operations.

RISKS RELATED TO ACQUISITION FINANCING; ADDITIONAL DILUTION; LEVERAGE

  The Company intends to use substantially all of its resources for acquisitions and, to a much lesser extent, for general corporate expenses. The timing, size and success of the Company's acquisition efforts and any associated capital commitments cannot be readily predicted. The Company currently intends to finance future acquisitions by using shares of its Common Stock, cash, borrowed funds or a combination thereof. If the Common Stock does not maintain a sufficient market value, or if potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to use more of its cash resources or more borrowed funds, in each case if available, in order to initiate and maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings.

  As of January 20, 1998, the Company had cash and cash equivalents of approximately $527.0 million. In addition, BT Alex. Brown Incorporated ("BT") has provided the Company with a letter, dated October 29, 1997, in which BT confirms that, upon the Company's request, BT commits to use its best efforts to arrange and syndicate a $100 million senior secured revolving bank credit facility to be used by the Company for future acquisitions or other capital requirements. This bank credit facility may, under certain conditions to be mutually agreed upon, be increased up to a $500 million facility. The terms and conditions of any BT debt facility, including the fee arrangements, are subject to mutual agreement. Use of any such facility would likely be subject to conditions customary to facilities of this type, including restrictions on other indebtedness, mergers, acquisitions, dispositions and similar transactions. The Company may not succeed in obtaining a facility of any size or in negotiating terms satisfactory to the Company. Except for this proposed bank credit facility, the Company currently has no plan or intention to obtain additional capital through debt or equity financing during the next 12 months. If and when the Company requires additional financing for its acquisition program or for other capital requirements, the Company may be unable to obtain any such financing on terms that the Company deems acceptable.

  Among the possible adverse effects of borrowings to consummate acquisitions or for other capital requirements are: (i) if the Company's operating revenues after acquisitions were to be insufficient to pay debt service, there would be a risk of default and foreclosure on the Company's assets; (ii) if a loan agreement contains covenants that require the maintenance of certain financial ratios or reserves, and any such covenant were breached without a waiver or renegotiation of the terms of that covenant, then the lender could have the right to accelerate the payment of the indebtedness even if the Company has made all principal and interest payments when due; (iii) if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the "balloon" payment could not be refinanced at maturity on acceptable terms, the Company might be required to seek additional financing and, to the extent that additional financing were not available on acceptable terms, to liquidate its assets; and (iv) if the interest rate on a loan is variable, the Company would be subject to interest rate fluctuations which could increase the Company's debt service obligations. The level of indebtedness that the Company may incur cannot be predicted and will depend upon these factors and the relevant business characteristics of the acquisition candidates for which such indebtedness will be undertaken.

  The Company currently has 250,000,000 authorized shares of Common Stock. As of January 20, 1998, the Company had 30,150,000 shares of Common Stock outstanding. In addition, the Company has securities outstanding that are convertible into or exercisable for 5,140,000 shares of Common Stock, consisting of (i) options to purchase 1,500,000 shares of Common Stock granted under the Consolidation Capital Corporation 1997 Long-Term Incentive Plan (the "Incentive Plan"), (ii) options to purchase 60,000 shares of Common Stock granted under the Consolidation Capital Corporation 1997 Non-Employee Directors' Stock Plan (the "Directors' Plan"), (iii) 500,000 shares of Common Stock issuable upon the conversion of the 500,000 shares of Convertible Non-Voting Common Stock currently outstanding, (iv) 1,130,000 shares of Common Stock issuable upon the exercise of warrants issued to Friedman, Billings, Ramsey & Co., Inc., the representative of the underwriters in the Company's IPO (the "Representative"), and (v) 1,950,000 shares of Common Stock issuable upon the exercise of warrants issued to Jonathan Ledecky in connection with the IPO. The Company has reserved (i) 1,213,500 shares for issuance pursuant to awards available to be made under the Incentive Plan, (ii) 240,000 shares for issuance pursuant to options available to be granted under the Directors' Plan, and (iii) 1,000,000 shares for issuance pursuant to the Consolidation Capital Corporation 1997 Employee Stock Purchase Plan (the "Purchase Plan"). Accordingly, as of January 20, 1998, the Company had 212,256,500 authorized but unissued and unreserved shares of Common Stock. Consequently, subject to the rules and regulations of The Nasdaq

National Market, the Company will be able to finance acquisitions by issuing significant amounts of additional shares of Common Stock without obtaining shareholder approval of such issuances. To the extent the Company uses Common Stock for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing stockholders. Moreover, the issuance of additional shares of Common Stock may have a negative impact on earnings per share and may negatively impact the market price of the Common Stock. See "Use of Proceeds" and "Dilution."

COMPETITION AND INDUSTRY CONSOLIDATION

  The facilities management industry is highly competitive. It is characterized by both large national and multi-national organizations providing a wide variety of facilities management services to their customers and numerous smaller companies providing fewer services in limited geographic areas. In addition, property management companies are beginning to enter the facilities management business. Barriers to entry to the markets for certain facilities management services, such as janitorial and custodial services, are low, and the Company expects to compete against numerous smaller service providers, many of which may have more experience in and knowledge of the local market for such services. Such smaller service providers may also have lower overhead cost structures and may be able to provide their services at lower rates than the Company. In these same markets, the Company also expects to face large competitors that offer multiple services and that are willing to accept lower profit margins in order to capture market share. As a result of this competition, the Company may lose customers or have difficulty acquiring new customers. As a result of competitive pressures on the pricing of facilities management services, the Company's revenues or margins may decline.

  The Company also expects to face significant competition to acquire facilities management businesses from larger companies that currently pursue, or are expected to pursue, acquisitions as part of their growth strategies and as the industry undergoes continuing consolidation. Such competition could lead to higher prices being paid for acquired companies.

  The Company believes that the facilities management industry will undergo considerable consolidation during the next several years. The Company expects that, in response to such consolidation and in light of the Company's significant financial resources, it will consider from time to time additional strategies to enhance stockholder value. These include, among others, strategic alliances and joint ventures; purchase, sale and merger transactions with other large companies; and other similar transactions. In considering any of these strategies, the Company will evaluate the consequences of such strategies, including, among other things, the potential for leverage that would result from such a transaction, the tax effects of the transaction, and the accounting consequences of the transaction. In addition, such strategies could have various other significant consequences, including changes in management, control or operational or acquisition strategies of the Company. There can be no assurance that any one of these strategies will be undertaken, or that, if undertaken, any such strategy will be completed successfully.

DEPENDENCE ON HOURLY WAGE, TECHNICAL AND UNION EMPLOYEES

  The Company's ability to increase productivity and profitability will depend upon its ability to recruit, train and retain large numbers of hourly wage or skilled employees necessary to meet the Company's service requirements. Competition for such employees has led to increased hourly wage levels and employee turnover. Inability to recruit, train and retain such employees at competitive wage rates could increase the Company's operating costs. In addition, to the extent the Company expands into sectors of the facilities management industry that require highly skilled technicians, such as electrical contracting and maintenance and engineering services, the Company will require an adequate supply of skilled technicians. There can be no assurance that the Company will be able to maintain an adequate labor force necessary to efficiently operate its business or that the Company's labor expenses will not increase as a result of a shortage in the supply of hourly wage or skilled employees. In addition, many sectors of the facilities management industry involve unionized employees. As these union contracts expire, the Company may be required to renegotiate them in an environment of increasing wage rates. There can be no assurance that the Company will be able to renegotiate union contracts on terms favorable to the Company or without experiencing a work stoppage.

DEPENDENCE ON SUBCONTRACTORS

  Many businesses in the facilities management industry are largely dependent on subcontractors to provide optimum service to their customers. Such reliance reduces the ability of a facilities management business to directly control both its workforce and the quality of services provided. There can be no assurance that the Company, to the extent that the facilities management businesses it acquires are heavily dependent on subcontractors, will be able to control its workforce and the quality of services provided in a satisfactory manner.

LENGTH OF CONTRACTS

  Many businesses in the facilities management industry perform the majority of their work for customers under contracts with termination clauses permitting the customer to cancel the contract on 30 to 90 days' notice. While many businesses in the facilities management industry maintain long-standing relationships with many of their customers and experience a low customer turnover rate, there can be no assurance that the Company will retain customers, that customers of acquired companies will not exercise their rights to terminate their contracts prior to expiration or that the Company will be successful in negotiating new contracts with customers as such contracts expire.

POTENTIAL ENVIRONMENTAL LIABILITY; GOVERNMENT REGULATION

  The nature of the facilities management industry necessarily involves the transport, storage, use and disposal of cleaning solvents, lubricants, chemicals and other hazardous materials by employees to, on and around the facilities of the facilities management company and its customers. Such activities are subject to stringent and changing federal, state and local regulation and present the potential for liability of the Company for the actions of its employees in handling such materials. In addition, the exposure of any employees to these materials may give rise to claims by employees against the Company. There can be no assurance that compliance with governmental regulations or liability related to hazardous materials will not have a material adverse effect on the Company's financial condition or results of operations.

  Due to the nature of the facilities management industry, the Company's operations will be subject to a variety of federal, state, county and municipal laws, regulations and licensing requirements, including labor, employment, immigration, health and safety and environmental regulations. Changes in such laws, regulations and licensing requirements may constrain the Company's ability to provide services to customers or increase the costs of such services. In addition, competitive pricing conditions in the industry may constrain the Company's ability to adjust its billing rates to reflect any such increased costs.

LIABILITY CLAIMS AND INSURANCE COVERAGE

  The nature of the facilities management industry may expose the Company to liability for employee negligence and harassment, injuries, including workers' compensation claims, and omissions. Facilities management companies generally carry insurance of various types, including workers' compensation, employment practices, vehicle and general liability coverage. While the Company will seek to maintain appropriate levels of insurance, there can be no assurance that the Company will avoid material claims or adverse publicity related thereto. There can also be no assurance that the Company's insurance will be adequate to cover the Company's liabilities or that such insurance coverage will remain available at acceptable costs. A successful claim brought against the Company for which coverage is denied or which is in excess of its insurance coverage could have a material adverse effect on the Company's financial condition or results of operations.



CONSIDERATION FOR OPERATING COMPANIES MAY EXCEED ASSET VALUE; AMORTIZATION
CHARGES

  The purchase prices of the Company's acquisitions will not be established by independent appraisals, but generally will be established through arms'-length negotiations between the Company's management and representatives of such companies. The consideration paid for each such company will be based primarily on the value of such company as a going concern and not on the value of the acquired assets. Valuations of these companies determined solely by appraisals of the acquired assets are likely to be less than the consideration that is paid for the companies. The future performance of such companies may not be commensurate with the consideration paid.

  The Company expects to incur significant amortization charges resulting from consideration paid in excess of the fair value of the net assets of the companies acquired in business combinations accounted for under the purchase method of accounting ("goodwill"). The Company will be required to amortize the goodwill from acquisitions accounted for under the purchase method over a period of time, with the amount amortized in a particular period constituting an expense that reduces the Company's net income for that period. The amount amortized, however, will not give rise to a deduction for tax purposes. As an example of the degree to which amortization of goodwill relates to the total purchase prices paid for acquisitions, USOP had recorded approximately $659.0 million of goodwill and other intangibles in connection with the $1.7 billion in acquisitions made through April 27, 1997, and incurred $14.2 million in amortization charges for its fiscal year ended April 27, 1997. The Company's amortization charges, however, could be substantially greater than or less than the amount of amortization charges incurred by USOP. A reduction in net income resulting from amortization charges may have a material and adverse impact upon the market price of the Company's Common Stock.

INVESTMENT COMPANY ACT CONSIDERATIONS

  The regulatory scope of the Investment Company Act of 1940 ("Investment Company Act") extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. The Investment Company Act also may apply to a company which does not intend to be characterized as an investment company but which, nevertheless, engages in activities that bring it within the Investment Company Act's definition of an investment company. The Company believes that its anticipated principal activities, which will involve acquiring control of operating companies, will not subject the Company to registration and regulation under the Investment Company Act. Nonetheless, since the Company currently falls within the Investment Company Act's definition of an investment company, it will rely on a safe harbor rule that exempts the Company from the Investment Company Act for a period of one year from the date of the IPO, provided certain conditions are met. Thereafter, the Company intends to remain exempt from investment company regulation either by not engaging in investment company activities or by qualifying for the exemption from investment company regulation available to any company that has no more than 45% of its total assets invested in, and no more than 45% of its income derived from, investment securities, as defined in the Investment Company Act.

  There can be no assurance that the Company will be able to avoid registration and regulation as an investment company. In the event the Company is unable to avail itself of an exemption or safe harbor from the Investment Company Act, the Company may become subject to certain restrictions relating to the Company's activities, as noted below, and contracts entered into by the Company at such time that it was an unregistered investment company may be unenforceable. The Investment Company Act imposes substantive requirements on registered investment companies including limitations on capital structure, restrictions on certain investments, prohibitions on transactions with affiliates and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations. Registration as an investment company could have a material adverse effect on the Company.

ADVERSE CHANGES IN GENERAL ECONOMIC CONDITIONS CAN ADVERSELY AFFECT COMPANY'S BUSINESS

  The Company's success will be dependent upon the general economic conditions in the geographic areas in which a substantial number of its operating businesses are located. Adverse changes in national economic conditions or in regional economic conditions in which the Company conducts substantial business likely would have an adverse effect on the operating results of one or more of the acquired companies and, accordingly, on the Company's business, financial condition and/or results of operations. To the extent the Company targets owners of office buildings as potential clients, the Company's success will be dependent upon occupancy levels at such buildings. Lower occupancy rates could have a material adverse affect on, among other sectors of the facility management industry, janitorial maintenance management services and parking facility management services.

RISKS RELATING TO INTERNATIONAL EXPANSION

  Although it is not currently anticipated, if the Company were to expand into international markets, it may face additional risks relating to such matters as currency exchange rate fluctuations, new and different legal and regulatory requirements, political and economic risks relating to the stability of foreign governments and their trading relationships with the United States, difficulties in staffing and managing foreign operations, differences in financial reporting, differences in the manner in which different cultures do business, operating difficulties and other factors. The many difficulties and risks inherent in international operations could result in a material adverse impact upon the Company's business, financial condition and results of operations.

POTENTIAL REGULATORY REQUIREMENTS

  Many of the Company's acquisitions will be subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which could adversely affect the pace of the Company's acquisitions in an industry or its ability to consolidate an industry to the extent the Company believes appropriate, depending upon the industry being consolidated. Among the requirements that may be imposed in order to obtain approval of an acquisition under the HSR Act may be a requirement that the Company divest a portion of its then-existing operations or those of the acquisition candidate, which may render a given acquisition disadvantageous. In addition, acquisitions of businesses in regulated industries would subject the Company to regulatory requirements which could limit the Company's flexibility in growing and operating its businesses.

TAX CONSIDERATIONS

  As a general rule, federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. The Company will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure the business combination so as to achieve the most favorable tax treatment to the Company, the acquisition candidate and their respective stockholders. Nonetheless, the Internal Revenue Service (the "IRS") or appropriate state tax authorities may not ultimately agree with the Company's tax treatment of a consummated business combination. To the extent that the IRS or state tax authorities ultimately prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to the Company, the acquisition candidate and/or their respective stockholders.

POTENTIAL INFLUENCE OF EXISTING STOCKHOLDER

  As of January 20, 1998, Jonathan Ledecky, the Company's founder, Chairman and Chief Executive Officer, owned beneficially approximately 14.9% of the outstanding shares of Common Stock. The Company's executive officers and directors, if acting together, may be able to significantly influence the election of directors and matters requiring the approval of the stockholders of the Company. This concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

  As of January 20, 1998, the Company had 30,150,000 shares of Common Stock outstanding. Of the shares of Common Stock sold in the IPO, 27,600,000 shares are freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased by an "affiliate" of the Company, as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act, may generally be sold only in compliance with Rule 144, as described below.

  All of the remaining 2,550,000 outstanding shares of Common Stock are owned by Jonathan Ledecky, and are available for resale, subject to compliance with Rule 144 and subject to a contractual restriction on transfer for 180 days on all of the shares of Common Stock that he owns and a contractual restriction on transfer for one year on 2,300,000 of the shares of Common Stock that he owns.

  Further, as of January 20, 1998, 1,950,000 shares were reserved for issuance upon the exercise of a warrant issued to Jonathan Ledecky in connection with the IPO (the "Ledecky Warrant") at an exercise price equal to

$20.00 per share, 1,560,000 shares of Common Stock were reserved for issuance upon the exercise of outstanding stock options, and an aggregate of 2,453,500 shares were reserved for issuance pursuant to the Incentive Plan, the Directors' Plan and the Purchase Plan. Because the number of shares reserved for issuance upon the exercise of awards made or to be made under the Incentive Plan is 9% of the aggregate number of shares of Common Stock outstanding from time to time, future issuances of Common Stock, whether in acquisitions or otherwise, will result in an increase in the number of awards available to be made. The Company has filed a registration statement on Form S-8 with respect to the shares of Common Stock issuable upon exercise of all of such options. The Registration Statement of which this Prospectus forms a part registers 24,000,000 shares of Common Stock for issuance in acquisitions. The Company has agreed that, at Jonathan Ledecky's request, it will file a registration statement under the Securities Act for an offering of the shares underlying the Ledecky Warrant during a ten-year period beginning on November 25, 1998, the first anniversary of the effective date of the registration statement (the "Effective Date") filed with the Commission in connection with the IPO. In addition, the Company has agreed to give Jonathan Ledecky the right to request that the Company include the shares underlying his warrant on a registration statement filed by the Company during a twelve-year period beginning on the Effective Date.

  Finally, as of January 20, 1998, 1,130,000 shares of Common Stock were reserved for issuance upon exercise of the warrants issued to the Representative (which will have the right, beginning one year after the Effective Date, to require the Company to register such shares for sale under the Securities Act) and 500,000 shares were reserved for issuance upon the conversion of shares of Convertible Non-Voting Common Stock (which shares will be eligible for resale beginning on November 25, 1998, the first anniversary of the Effective Date). Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. Each of the Company and its executive officers and directors has generally agreed not to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the period ending 180 days after the Effective Date without the prior written consent of the Representative. See "Shares Eligible for Future Sale."

  The Company expects to have an aggressive acquisition program under which it will issue shares of Common Stock. Although some of the shares issued in acquisitions may be subject to contractual restrictions on the transfer thereof, shares issued in acquisitions accounted for under the pooling-of-interests method of accounting cannot be issued subject to contractual restrictions on transfer. Under the pooling-of-interests method of accounting, the affiliates of acquired companies, which are expected to be, in most cases, all of the stockholders of the companies acquired by the Company, must be free to sell or otherwise transfer shares of Common Stock received in the acquisition, subject to their compliance with the federal securities laws, as soon as the Company releases results of operations that reflect the combined post-acquisition operations of the Company and the acquired company for a minimum of 30 days. If a significant number of shares of Common Stock are issued in acquisitions that are completed in close proximity to each other, such shares will become freely tradeable at the same time. If a large number of shares are sold in the market by stockholders as soon as their shares become freely transferable, the price of shares of Common Stock could be adversely affected.

NO PRIOR MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the IPO, there was no public market for the Company's Common Stock. An active public market for the Common Stock may not develop or be sustained. The offering price for the Common Stock to be issued pursuant to this Prospectus will be determined by negotiations between the Company and the owners of the companies to be acquired. Any such negotiated price may bear no relationship to the price at which the Common Stock will trade after each respective acquisition and an active trading market may not be sustained subsequent to any future acquisition transactions. The trading price of the Common Stock could be subject to significant fluctuations in response to activities of the Company's competitors, variations in quarterly operating results, changes in market conditions and other events or factors. The market price of the Company's Common Stock after the offering could also be adversely affected by confusion or uncertainty as to the pace of the Company's consolidation activities, the ability of the Company to integrate effectively different sectors of the facilities management industry and the difficulty for securities analysts and investors to analyze the Company's financial and operational performance when it operates in more than one sector of the facilities management industry. Moreover, the volatility of the stock market could adversely affect the market price of the Common Stock and the ability of the Company to raise equity in the public markets.

NO DIVIDENDS

  The Company has not paid any dividends on its Common Stock to date. The payment of any dividends will be within the discretion of the Company's Board of Directors. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future. See "Dividend Policy."

DILUTION TO NEW INVESTORS

  If the Company issues additional Common Stock in the future, including shares which may be issued pursuant to earn-out arrangements, option grants, the Ledecky Warrant, the Representative's warrants and future acquisitions, purchasers of Common Stock may experience dilution in the net tangible book value per share of the Common Stock. Since the holders of Common Stock do not have any preemptive right to purchase shares of Common Stock issued by the Company in the future, their voting power will be diluted by future issuances of shares of Common Stock by the Company.

CERTAIN ANTITAKEOVER PROVISIONS

  The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. See "Description of Capital Stock--Certain Provisions of Delaware Law and the Company's Restated Certificate of Incorporation."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been quoted on the Nasdaq National Market since November 26, 1997. On January 20, 1998, the closing price of the Common Stock was $19.50 per share. As of January 20, 1998, there were 7 holders of record of the Company's Common Stock. The Common Stock has traded at prices ranging from $18.75 to $21.50 during the period from November 26, 1997 to January 20, 1998.

                                DIVIDEND POLICY

  The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future because it intends to retain its earnings, if any, to finance the expansion of its business and for general corporate purposes. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other considerations that the Board of Directors deems relevant. Further, in the event that the Company obtains a credit facility to be used for future acquisitions or other capital requirements, it is likely that the terms of such credit facility will prohibit or limit the payment of dividends by the Company.

                  SELECTED PRO FORMA COMBINED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  The following table presents unaudited pro forma combined financial data for the Company, adjusted to give effect to (i) the completion of the pending acquisition of Service Management, (ii) certain pro forma adjustments to the historical financial statements described below, and (iii) the completion of the IPO and the concurrent offering of 500,000 shares of convertible non-voting common stock (the "Concurrent Offering") during December 1997 and the application of the net proceeds therefrom. The selected pro forma combined financial data are not necessarily indicative of operating results or financial position that would have been achieved had the events described above been consummated and should not be construed as representative of future operating results or financial position. The selected pro forma combined financial data should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and the notes thereto and the historical financial statements of Service Management and the notes thereto included elsewhere in this Prospectus.

                                                 PRO FORMA COMBINED
                                        ---------------------------------------
                                           TWELVE       NINE MONTHS ENDED
                                        MONTHS ENDED      SEPTEMBER 30,
                                        DECEMBER 31, --------------------------
                                            1996        1996           1997
                                        ------------ -----------    -----------
Statement of Operations Data(1):
  Revenues.............................  $  12,074    $   7,749      $  18,810
  Cost of Revenues.....................      8,735        5,501         14,035
                                         ---------    ---------      ---------
  Gross profit.........................      3,339        2,248          4,775
  Selling, general and administrative..      1,992        1,317          2,810
  Goodwill amortization(3).............        211          158            158
                                         ---------    ---------      ---------
  Operating income.....................      1,136          773          1,807
  Interest and other (income) expense,
   net.................................        (60)         (52)            21
                                         ---------    ---------      ---------
  Income before income taxes(4)........      1,196          825          1,786
  Provision for income taxes...........        478          330            715
                                         ---------    ---------      ---------
  Net income...........................  $     718    $     495      $   1,071
                                         =========    =========      =========
  Net income per share.................  $    0.24    $    0.17      $    0.36
                                         =========    =========      =========
  Shares used in computing pro forma
   net income per share(5).............  2,946,057    2,946,057      2,946,057
                                         =========    =========      =========
                                              AS OF SEPTEMBER 30, 1997
                                        ---------------------------------------
                                                      PRO FORMA         AS
                                           ACTUAL    COMBINED(6)    ADJUSTED(7)
                                        ------------ -----------    -----------
Balance Sheet Data:
  Working capital......................  $      15    $  (8,644)(8)  $ 518,716
  Total assets.........................        339        5,737        532,781
  Long term debt, net of current
   maturities..........................        --            36             36
  Stockholder's equity.................         23        2,573        529,933

--------

(1) The pro forma combined statement of operations data assume that the pending acquisition of Service Management, the IPO and the Concurrent Offering were completed on January 1, 1996.

(2) The pro forma combined statement of operations data reflect an aggregate of approximately (i) $(177), $(53) and $159 for the year ended December 31, 1996 and the nine-month periods ended September 30, 1996 and 1997, respectively, in pro forma reductions/increase in salaries, bonuses and benefits to the owner of Service Management, which have been agreed to prospectively (the "Compensation Differential").

(3) Consists of amortization of the $8.8 million of goodwill to be recorded as a result of the combination of Service Management, over a 40 year period and computed on the basis described in the Notes to the Unaudited Pro Forma Combined Financial Statements.
(4) Assumes all income is subject to a corporate income tax rate of 40% and the goodwill is tax deductible.

(5) Includes (i) 2,300,000 shares issued to the initial investor of the Company, (ii) 150,000 shares issued to the owner of Service Management and
    (iii) 496,057 shares of the 27,850,000 shares issued in the IPO during December 1997 used to pay the consideration of the pending acquisition of Service Management and to repay certain indebtedness of the Company.

(6) The pro forma combined balance sheet data assume that the pending acquisition of Service Management, the IPO and the Concurrent Offering were consummated on September 30, 1997.

(7) Adjusted for the sale of the 27,850,000 shares of Common Stock issued in the IPO in December 1997 and the application of the estimated net proceeds therefrom.

(8) Reflects $9 million of cash consideration due to the owner of Service Managment.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the historical balance sheet of the Company and related notes thereto appearing elsewhere in this Prospectus.

OVERVIEW AND RESULTS OF OPERATIONS

  Founded in February 1997, the Company intends to build a consolidated enterprise with national market reach through the acquisition and integration of multiple businesses in the facilities management industry. The Company has generated no revenues since inception other than investment earnings on the net proceeds of the IPO. As of September 30, 1997, the Company had incurred expenses of $103,000 in connection with the analysis of industry consolidation opportunities. The net proceeds from the IPO were approximately $527,000,000. The proceeds will be utilized by the Company primarily in its acquisition program although some are being used to fund operations of the Company. While the Company expects to embark on an active acquisition program, until such time as acquisitions are consummated, the Company's income will consist solely of interest on the investment of the net proceeds of the IPO offset by salaries and other operating costs of the Company.

LIQUIDITY AND CAPITAL RESOURCES

  As of January 20, 1998, the Company had cash and cash equivalents of approximately $527,000,000 representing the net proceeds of the IPO. In addition, BT Alex. Brown Incorporated has provided the Company with a letter, dated October 29, 1997, in which BT confirms that, upon the Company's request, BT commits to use its best efforts to arrange and syndicate a $100 million senior secured revolving bank credit facility to be used by the Company for future acquisitions or other capital requirements. This bank credit facility may, under certain conditions to be mutually agreed upon, be increased up to a $500 million facility. The terms and conditions of any BT debt facility, including the fee arrangements, are subject to mutual agreement. Use of any such facility would likely be subject to conditions customary to facilities of this type, including restrictions on other indebtedness, mergers, acquisitions, dispositions and similar transactions. The Company may not succeed in obtaining a facility of any size or in negotiating terms satisfactory to the Company. Except for this proposed bank credit facility, the Company currently has no plan or intention to obtain additional capital through debt or equity financing in the next 12 months. If and when the Company requires additional financing for its acquisition program or for other capital requirements, the Company may be unable to obtain any such financing on terms that the Company deems acceptable. The Company also expects to utilize its Common Stock as a source of capital to provide a portion of the consideration paid to acquire certain companies. The Company believes that the net proceeds from the IPO, combined with the available authorized but unissued and unreserved shares of Common Stock that may be issued in acquisitions, will be sufficient to fund its operations and acquisition program through the end of 1998.

                                   BUSINESS

THE COMPANY

  Consolidation Capital Corporation was founded in February 1997 by Jonathan
J. Ledecky to build consolidated enterprises with national market reach through the acquisition and integration of multiple businesses in one or more fragmented industries that have no clear market leader and could benefit from economies of scale. Recently, the Company determined to focus initially on the facilities management industry, which it believes has the appropriate consolidation characteristics since the facilities management industry consists primarily of privately-held or family-owned businesses, whose owner-operators desire liquidity and may be unable to access the capital markets effectively or to expand beyond a local or regional base. The Company has determined not to pursue consolidations in multiple, unrelated industries based on its view that the facilities management industry is a large scale industry offering significant opportunities to expand into and consolidate many sectors that offer products and services intended to enhance the operating efficiency of retail, commercial and industrial clients.

  Jonathan Ledecky is the Chairman and founder and, until November 5, 1997, was the Chief Executive Officer, of USOP. While managing USOP, Jonathan Ledecky developed a strategy of "corporate democracy," which he believes facilitated USOP's rapid consolidation of more than 205 companies within seven different industry groups in the office products and services industry. The corporate democracy approach includes (i) a general policy of empowering local management and (ii) drawing upon the contacts and expertise of local management by encouraging them to identify acquisition candidates and to participate in the process of integrating newly acquired companies into a consolidated enterprise. The Company intends to employ a corporate democracy approach as one of its principal operating strategies.

  From 1994 until November 1997, Jonathan Ledecky served as Chief Executive Officer of USOP and, in that capacity, was responsible for in excess of $1.7 billion in acquisitions of domestic and international businesses. The Company will seek to leverage the experience and expertise of Jonathan Ledecky, its founder, Chairman and Chief Executive Officer, and the Company's management team to become a leading consolidator of the facilities management industry. The Company believes that, through the prior experience of Jonathan Ledecky and the Company's management team, it has an extensive referral network of investment and commercial bankers, business leaders, attorneys, accountants and business and financial brokers, which will further its ability to identify, attract and acquire desirable acquisition candidates.

  The Company believes that it will possess substantial competitive advantages. The Company expects to benefit from its ability to deploy rapidly its significant financial resources and to use its publicly traded stock as currency in selected acquisitions. Because the Company has significant cash and cash equivalents as of January 20, 1998, the Company's ability to acquire attractive companies is not likely to be constrained initially by the need to access the capital markets. Furthermore, the Company believes that its corporate democracy principles will help it attract and acquire companies and will differentiate it from traditional consolidators. The Company believes that its corporate democracy approach generates significant competitive advantages because this approach allows managers of the acquired companies to benefit from the economies of a large organization while simultaneously retaining local operational control, enabling them to provide flexible and responsive service to customers. Such an approach could, however, limit possible consolidation efficiencies and integration efforts. In addition, although the Company's management team has experience in acquiring and consolidating businesses, it does not have experience managing companies in the facilities management industry. The Company, therefore, expects to rely in part upon management of acquired companies or other individuals experienced in the facilities management industry.

  On January 8, 1998, the Company entered into a letter of intent to acquire Service Management. Service Management is a Sterling, Virginia-based provider of facilities management services specializing in providing janitorial maintenance management services to retailers and industrial and commercial clients in 39 states. See "--Pending Acquisition." Facilities management companies generally provide many products and services needed for the routine operation and maintenance of a building.

INDUSTRY BACKGROUND

  Facilities management companies generally provide many products and services needed for the routine operation and maintenance of a building. These products and services include, among others, janitorial maintenance management services, electrical contracting and maintenance, lighting equipment and services, engineering services, parking facility management, security systems and services, fire protection equipment and services, grounds keeping and landscaping services, pest control and general equipment maintenance.

  The Company believes that, over the last several years, there has been a significant trend towards the outsourcing of business support services. According to the Outsourcing Institute, approximately 80% of U.S. companies outsource some aspect of their business support services, and spending on outsourcing services increased approximately 100% from 1992 through 1996. The Company further believes that this trend will continue. The Outsourcing Institute estimates that the demand for outsourcing services in the facilities management industry will grow at a compound annual growth rate of approximately 20% through the year 2000.

  The Company believes that the trend toward outsourcing has transformed the traditional facilities management industry. As companies began to realize the benefits of outsourcing non-core business functions to single source vendors, the opportunities for facilities management companies to expand into new business sectors and obtain new customers have increased. Facilities management companies have expanded their businesses from providing traditional cleaning services for commercial property managers and large corporations to performing higher value added services for companies in the retail, commercial and industrial sectors. Outsourcing allows companies to, among other things, focus on their core competencies, reduce operating expenses, share risk management responsibility and access technical expertise not available internally.

  These favorable trends are expected to continue. With the Company's significant financial resources combined with its aggressive consolidation strategy, the Company believes that it is well positioned to capitalize on the trends toward outsourcing.


STRATEGY

  The Company's goal is to become the leading consolidator in the facilities management industry. The Company intends to acquire established local or regional businesses and combine and integrate them into an effective national organization. The Company believes that its strong financial position, the operating and acquisition expertise of its management team and its ability to address the needs of local management will allow it to achieve its goal of being the "consolidator of choice" of acquisition candidates.

  In order to achieve its goal, the Company will focus on: (1) identifying acquisition candidates which meet the Company's consolidation criteria; (2) attracting and acquiring companies through implementation of the Company's corporate democracy approach, which the Company believes will differentiate it from other consolidators; and (3) achieving operating efficiencies and synergies by combining administrative functions, eliminating redundant facilities, implementing system and technology improvements and purchasing products and services in large volumes.

  Identify and Pursue Strategic Consolidation Opportunity. The Company intends to capitalize upon the consolidation opportunity in the facilities management industry by acquiring companies having some or all of the following characteristics: (i) stable cash flows and recurring revenue streams from long-term customer relationships; (ii) low product obsolescence and non-reliance on innovation or technology to drive recurring revenue streams; (iii) long-term growth prospects for products and services offered; (iv) a strong "franchise" or presence in the communities served by the acquisition candidate; (v) an experienced management team comprised of recognized industry leaders; (vi) an ability to retain, promote and motivate management teams;
(vii) favorable demographic trends within the local regions serviced; and
(viii) an underpenetrated market for products or services provided by the acquisition candidate.

  In general, the Company plans to acquire larger, established high quality companies, or "hubs," in high density, metropolitan areas, and additional smaller companies, or "spokes," in secondary markets surrounding the hubs. Where possible, the operations of the spokes will be integrated into the operations of existing hubs, thereby enabling the Company to achieve the economies of scale necessary to decrease operating cost and increase operating margin.

  The Company believes that, based on the experience of Jonathan Ledecky and the Company's management team, it is well positioned to identify acquisition candidates within the facilities management industry to create a consolidated enterprise. The Company believes that another competitive advantage will be the Company's ability to deploy rapidly its significant financial resources and/or to use its publicly traded stock as consideration in selected acquisitions.

  Differentiate Through Corporate Democracy. The Company believes that its implementation of corporate democracy will give the Company a competitive advantage over rival consolidators in attracting, buying and integrating acquired companies. The Company's business model entails both a decentralized management philosophy and a centralized operating approach. Each of the acquired companies will continue to manage all functions that "touch the customer," including sales, marketing, customer service, credit and collections. The Company will manage functions such as purchasing, accounting, inventory management, human resources and finance centrally where it can leverage its size and scale. Principles of corporate democracy that will be used by the Company include:

  . Control by Owner/Operator. The corporate democracy approach to consolidation is designed to allow the owners and operators who have built an acquired company to retain operational control of the business while the Company centralizes certain administrative functions to provide benefits from operating efficiencies and synergies resulting from the consolidation of the acquired company into a larger enterprise. This is in contrast to the traditional consolidation approach used by other consolidators in which the owner/operators and their employees are often relieved of management responsibility as a result of a complete centralization of management in the consolidated enterprise.

  . ""Think National, Act Local" Management. The Company plans to provide strategic oversight and guidance with respect to acquisitions, financing, marketing and operations. At the same time, managers of acquired companies will be responsible for the day-to-day operations of each of the acquired companies. As part of its "Think National, Act Local" management strategy, the Company intends to foster a culture of cooperation and teamwork that emphasizes dissemination of "best practices" among its local or acquired management teams. The Company believes that this decentralized management philosophy results in better customer service by allowing local management the flexibility to implement policies and make decisions based upon the needs and desires of local customers and the context of local market conditions. The decentralized sales and customer contact also facilitates the retention of historical customers of the acquired companies.

  . Local Business Identity, Management and Sales Organization. The corporate democracy approach to consolidation permits the Company to capitalize on the strength of the owner/operator's connection to his locality, region or community by maintaining the original name of the acquired company in the given geographic location. This contrasts with other consolidation approaches which often eliminate the local name of the acquired company and replace it with a single or "national" business name. The Company believes that many customers purchase products and services based upon long-term commercial relationships. The Company believes that corporate democracy best preserves the business-customer relationships by, in most circumstances, retaining the management, sales organizations, and brand name identity of acquired companies and minimizing operational changes that adversely affect the customer.

  . Use of Stock as Currency and Incentive Compensation. The Company intends to structure many of its acquisitions using the Company's stock as currency. This use of stock as acquisition currency, coupled with the retention of experienced owner/operators and established sales organizations, creates a high percentage of employee ownership and strong incentives for good performance. The Company believes that this stock ownership plan, in conjunction with the implementation of incentive compensation programs geared to specific performance goals, will help to align the objectives of the acquired companies' managers and employees with those of the Company's stockholders.

  Provide Integrated Facilities Solutions. The Company believes that an attractive opportunity exists in the facilities management industry to become the premier sole source provider of a full range of facilities management services. These services are intended to enhance the operating efficiency of customers' facilities while relieving the Company's customers from the management and personnel burdens associated with non-core functions. Many companies have increased the volume and types of services they outsource in order to focus on their respective core competencies.

  . Expanding Service Lines Through Acquisitions. Through acquisitions of related facilities management services companies, the Company expects to expand the range of products and services that it offers, thereby creating opportunities, where possible, for its sales force to sell multiple product and service lines to its customer base. Cross-selling new services to existing customers represents a cost-effective method for the Company to achieve revenue growth. As part of this strategy, the Company intends to focus its efforts on increasing the proportion of its business devoted to delivering higher value added services to its customers.

  . Expanding Service Lines Through Strategic Partnering. In order to supply seamless integrated services to a broad base of customers and facilities, the Company intends to select, manage and integrate services provided by third parties into the Company's overall portfolio of services.


  Achieve Operating Efficiencies. The Company believes that it will be able to achieve certain operating efficiencies and synergies among its acquired companies. Such operating efficiencies include:

  . Combining Administrative Functions. The Company will seek to institute a
    Company-wide management information system and to combine at the corporate level certain administrative functions, such as financial reporting and finance, insurance, employee benefits and legal support.

  . Using Hub and Spoke System to Eliminate Redundant Facilities and
    Service. The hub and spoke strategy involves the acquisition of a larger, established, high-quality company in a targeted geographic area into which the facilities and operations of local, smaller acquired companies, or "spokes", are folded, allowing the elimination of redundant facilities and reducing overhead. This hub and spoke strategy also enables the integration of certain operational activities, such as inventory management, purchasing, shipping, accounting and human resources, among acquired companies located in a geographic area, thereby permitting the elimination of duplicative facilities and costs.

  . Implementing System and Technology Improvements. The Company believes it will be able to increase the operating margin of combined acquired companies by using operating and technology systems to improve and enhance the operations of the combined acquired companies, which may include computerized inventory management and order processing systems, computerized quotation and job costing systems and computerized logistics and distribution systems. The Company believes that many of the acquired companies have not made material investments in such operating and technology systems because they lack the necessary scale to justify the investment. The Company believes that the implementation of such systems may significantly increase the speed and accuracy of order processing and fulfillment at acquired companies, while providing measurement and analysis tools that facilitate efficient operation.

  . Using Volume Purchasing. The Company believes that it may achieve operating efficiencies through volume purchasing and may benefit from favorable prices and rebates accruing as the result of high volume purchases. The Company may also negotiate improved arrangements with wholesalers and manufacturers to reduce inventory levels of certain acquired companies, thereby allowing more efficient operations by decreasing inventory holding costs and increasing operating margins. The Company may also seek to leverage its size and scale to negotiate attractive volume purchasing or leasing programs for goods and services such as delivery vehicles, long distance voice and data services, overnight delivery services, real estate services, banking and financial services, and insurance.

  . Implementing Strategic Marketing and Cross-Functional Selling. The
    Company believes that it may achieve certain efficiencies through strategic marketing plans to be shared by acquired companies as well as cross-functional selling to customers of each of the acquired companies. These synergies of strategic marketing and cross-functional selling may allow additional services to be provided or goods to be sold to existing customers of the acquired companies, resulting in additional revenues for the Company. These synergies may also provide a broader geographic sales and service reach for each of the acquired companies, increasing the customer base of the acquired companies.

PENDING ACQUISITION

  On January 8, 1998, the Company entered into a letter of intent to acquire Service Management, a Sterling, Virginia-based provider of facilities management services. Service Management was founded in 1982 and has become a leading facilities management company specializing in providing janitorial maintenance management services to retailers and industrial and commercial clients in 39 states. Some of Service Management's major clients include the United Parcel Service, K-Mart, Wal-Mart, Target, Sports Authority, CVS, Kroger, Shaw's and Bi-lo grocery stores. Service Management had revenues for the nine months ended September 30, 1997 of approximately $18.8 million. Service Management provides a broad array of basic janitorial services for a variety of retail, commercial and industrial clients. Janitorial services include floor cleaning and finishing, wall and window washing, pressure washing, furniture polishing, carpet cleaning, dusting, and other building cleaning services.

  The letter of intent with Service Management provides for consideration of $9 million in cash and $3 million payable in shares of Common Stock valued at the closing price of the Common Stock on the date the letter of intent was signed. In addition, there is the potential for the payments of up to an additional $13 million, consisting of 50% in cash and 50% in shares of Common Stock, based upon a combination of the earnings before interest and taxes of Service Management during the 12 months subsequent to the Company's completion of the acquisition of Service Management, and the revenues of Service Management, including the revenues of certain companies identified by Service Management that may be acquired by the Company in the future, during the 24 months subsequent to the completion of the acquisition of Service Management. No assurance can be given that the acquisition of Service Management will be completed or that it will be completed on the terms described above.

  The Company is in discussions with additional acquisition candidates and may from time to time enter into letters of intent or agreements in principle with respect to the acquisition of such businesses. No assurance can be given, however, that the Company will complete additional acquisitions.

CONFLICTS OF INTEREST

  Jonathan Ledecky serves as both the Chairman and Chief Executive Officer of the Company and the Chairman and an executive officer of USOP. On January 13, 1998, Jonathan Ledecky entered into a Services Agreement with USOP, effective upon the completion of USOP's announced restructuring which involves a self-tender and the incurrence of indebtedness related thereto, the spin-off of four of USOP's divisions and an equity investment. If the restructuring is completed, Jonathan Ledecky will resign as the Chairman and as an executive officer of USOP, but will continue to provide mutually agreed advisory services to USOP and the companies that are being spun off from USOP and the Services Agreement will supersede Jonathan Ledecky's USOP Employment Agreement. If USOP's announced restructuring is not completed, the USOP Employment Agreement will remain in effect. USOP has announced that the proposed restructuring is not expected to be completed until the second calendar quarter of 1998.

  As long as Jonathan Ledecky serves as a director and an executive officer of both the Company and USOP, Jonathan Ledecky owes a duty of loyalty and a duty of care under Delaware law to both companies. These duties obligate him to present certain business opportunities to the company to which he owes the duties before pursuing such opportunities himself. There is no agreement among Jonathan Ledecky, the Company and/or USOP delineating Jonathan Ledecky's duties to each company or resolving potential conflicts between his conflicting duties and obligations, although USOP has approved the Company's entry into the facilities management industry.

  In addition, Jonathan Ledecky has entered into the USOP Employment Agreement, which will remain in effect until USOP's proposed restructuring is completed and is replaced by the Services Agreement, and the CCC Employment Agreement. Under the USOP Employment Agreement, Jonathan Ledecky is obligated to assist in, among other things, identifying and pursuing new business and investment opportunities and acquisitions for USOP, developing and providing strategic plans and growth analyses for USOP, providing structuring, capitalization, restructuring, recapitalization and reorganization advice to USOP and assisting in implementing such advice, and interfacing with the investment and financial community on an as-needed basis. While Jonathan Ledecky is not responsible for the day-to-day oversight of USOP, his positions as an executive officer and Chairman of the Board of USOP may nonetheless result in competition between USOP matters and Company matters for his time and professional attention, and may result in or exacerbate conflicts as to his obligations to present business opportunities to one company or another, or to pursue such opportunities for one company or another. The USOP Employment Agreement and the Services Agreement also contain restrictions on Jonathan Ledecky's ability to recruit or employ current and certain former employees of USOP. This restriction could present a possible conflict between Jonathan Ledecky's actions and recommendations to retain employees and his efforts to employ suitable individuals with the Company. In addition, the USOP Employment Agreement and the Services Agreement recite that in the course of Jonathan Ledecky's employment with USOP he has become familiar with and aware of certain information regarding USOP's operations that the agreements describes as a trade secret of USOP. Were Jonathan Ledecky to be held wrongfully to have disclosed any trade secret information to the Company or others in violation of his obligations to USOP, he could face liability for such disclosure, and the Company could face liability for inducing or aiding in any such alleged violation. Finally, under the USOP Employment Agreement and the Services Agreement, Jonathan Ledecky is not prohibited from serving as an officer, director or employee of or consultant to the Company, provided that such actions do not otherwise breach his obligations under the USOP Employment Agreement or the Services Agreement, as applicable.

  For as long as the USOP Employment Agreement is in effect, Jonathan Ledecky owes duties of loyalty and care and has contractual obligations to both the Company and USOP simultaneously. If and when the Services Agreement supersedes the USOP Employment Agreement, Jonathan Ledecky will have contractual obligations to the Company, USOP and the companies that are being spun off from USOP, and he may be unable in certain circumstances to fulfill his duties of loyalty and care and his contractual obligations to one company without allegedly breaching them to the other. Any alleged breach could result in litigation by or on behalf of the offended company under any of a number of possible legal theories, including seeking damages from Jonathan Ledecky for the purported breach or from the other such company for tortiously interfering with the offended company's contractual relationship with Jonathan Ledecky or for inducing him to breach his duties to the offended company. The conduct or response to any such litigation could consume significant management attention and resources, and the defense, settlement or final adjudication of any such litigation could have a material adverse effect on the Company's business, financial condition and/or results of operations.

  In addition, Jonathan Ledecky is the Non-Executive Chairman of the Board of USA Floral, the Non-Executive Chairman of the Board of US Leasing, and a prospective minority investor in Unison Partners. Each of USA Floral, US Leasing and Unison Partners is, or is seeking to become, a consolidator of businesses in one or more industries. Jonathan Ledecky may thus have conflicts of interest in determining to which of these entities, if any, a particular relevant business opportunity should be presented.

COMPETITION

  The facilities management industry is highly competitive. It is characterized by both large national and multi-national organizations providing a wide variety of facilities management services to their customers and numerous smaller companies providing fewer services in limited geographic areas. In addition, property management companies are beginning to enter the facilities management business. Barriers to entry to the markets for certain facilities management services, such as janitorial and custodial services, are low, and the

Company expects to compete against numerous smaller service providers, many of which may have more experience in and knowledge of the local market for such services. Such smaller service providers may also have lower overhead cost structures and may be able to provide their services at lower rates than the Company. In these same markets, the Company also expects to face large competitors offering multiple services and that are willing to accept lower profit margins in order to capture market share. As a result of this competition, the Company may lose customers or have difficulty acquiring new customers. As a result of competitive pressures on the pricing of facilities management services, the Company's revenues or margins may decline.

  The Company also expects to face significant competition to acquire facilities management businesses from larger companies that currently pursue, or are expected to pursue, acquisitions as part of their growth strategies and as the industry undergoes continuing consolidation. Such competition could lead to higher prices being paid for acquired companies.

POTENTIAL ENVIRONMENTAL LIABILITY

  The nature of the facilities management industry necessarily involves the transport, storage, use and disposal of cleaning solvents, lubricants, chemicals and other hazardous materials by employees to, on and around the customers' facilities or, in certain cases, facilities leased by the Company on behalf of its customers. Such activities are subject to stringent and changing federal, state and local regulation and present the potential for liability of the Company for the actions of its employees in handling such materials. In addition, the exposure of the Company's employees to these materials may give rise to claims by employees against the Company. As a result, there can be no assurance that compliance with governmental regulations or liability related to hazardous materials will not have a material adverse effect on the Company's financial condition or results of operations.

FACILITIES AND EMPLOYEES

  The Company's corporate offices are located in leased space at 1747 Pennsylvania Avenue, N.W., Suite 900, Washington, D.C. 20006. The telephone number of its principal executive offices is 202/955-5490. To accommodate its planned growth, the Company intends to seek a larger headquarters facility in the Washington area, which it intends to lease. As of January 20, 1998, the Company employed four executive officers and expects to employ a limited number of other personnel in the near future.

LEGAL PROCEEDINGS

  The Company is not a party to any legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information concerning each of the executive officers and directors of the Company as of January 20, 1998:

      NAME                 AGE POSITION WITH THE COMPANY
      ----                 --- -------------------------
      Jonathan J. Ledecky   39 Chairman and Chief Executive Officer
      Timothy C. Clayton    43 Executive Vice President, Chief Financial
                                Officer and Treasurer
      F. Traynor Beck       42 Executive Vice President, General Counsel
                                and Secretary
      David Ledecky         36 Executive Vice President and Chief
                                Administrative Officer; Director
      Vincent W. Eades      38 Director
      W. Russell Ramsey     37 Director
      M. Jude Reyes         42 Director

  Jonathan J. Ledecky founded the Company in February 1997 and serves as its Chairman and Chief Executive Officer. Jonathan Ledecky founded U.S. Office Products Company, a company engaged in providing office and educational products and business services, in October 1994 and has served as its Chairman of the Board and, until November 5, 1997, its Chief Executive Officer. Since its inception, USOP has acquired over 205 companies. Jonathan Ledecky has also served as the Non-Executive Chairman of the Board of USA Floral since April 1997 and as the Non-Executive Chairman of the Board of US Leasing since October 1997. Prior to founding USOP, Jonathan Ledecky served from 1989 to 1991 as the President of The Legacy Fund, Inc., and from 1991 to September 1994 as President and Chief Executive Officer of Legacy Dealer Capital Fund, Inc., a wholly owned subsidiary of Steelcase Inc. ("Steelcase"), the nation's largest manufacturer of office furniture products. While at Legacy Dealer Capital Fund, Inc., Jonathan Ledecky was responsible for providing corporate advisory services for Steelcase's network of office products distributors. In addition, Jonathan Ledecky has served as a director of, or corporate adviser and consultant to, several office products companies. Prior to his tenure at The Legacy Fund, Inc., Jonathan Ledecky was a partner at Adler and Company and a Senior Vice President at publicly-traded Allied Capital Corporation, an investment management company. Jonathan Ledecky serves as a director of publicly-traded MLC Holdings, Inc. Jonathan Ledecky is a graduate of Harvard College and Harvard Business School. Jonathan Ledecky is the brother of David Ledecky.

  Timothy C. Clayton has served as Executive Vice President, Chief Financial Officer and Treasurer of the Company since November 25, 1997. Between August 1976 and October 1997, Mr. Clayton was associated with Price Waterhouse LLP, most recently as a Partner since July 1988. In his capacity as Partner, Mr. Clayton focused his practice on, among others, distribution, technology, financial services, business services and manufacturing industries, and was responsible for providing audit and business advisory services to clients active in consolidating a variety of industries. Mr. Clayton is a graduate of Michigan State University.

  F. Traynor Beck has served as Executive Vice President, General Counsel and Secretary of the Company since November 25, 1997. Between January 1988 and November 25, 1997, Mr. Beck was associated with Morgan, Lewis and Bockius LLP, most recently as a partner since October 1994. Mr. Beck's practice was focused on mergers, acquisitions and general corporate matters, including consolidation transactions. Mr. Beck is a graduate of the University of Pennsylvania, Oxford University and Stanford Law School.

  David Ledecky joined the Company as Senior Vice President, Secretary and Treasurer in September 1997 and was appointed Executive Vice President and Chief Administrative Officer on November 25, 1997. David Ledecky has also served as a director since November 25, 1997. Prior thereto, he operated Ledecky Brothers L.L.C., the Company's predecessor, as its Vice President and sole employee since its inception in February 1997.

In that capacity, he researched and analyzed industry consolidation and acquisition opportunities. From 1992 to 1996, David Ledecky was an attorney at the Washington, D.C. law firm of Comey, Boyd & Luskin. Prior to 1992, he was an attorney with the law firm of Shearman & Sterling, and a Vice President of The Legacy Fund, Inc. in Washington, D.C. He is a former consultant to the computer and telecommunications industries. He is a graduate of Harvard College and Yale Law School. David Ledecky is the brother of Jonathan Ledecky.

  Vincent W. Eades has been a director of the Company since November 25, 1997. Mr. Eades has served as the Senior Vice President of Sales and Marketing for Starbucks Coffee Co. Inc. since May 1995. Mr. Eades was employed by Hallmark Cards Inc., most recently as a General Manager from November 1985 through April 1995. Additionally, he serves as a director of USA Floral.

  W. Russell Ramsey has been a director of the Company since November 25, 1997. Mr. Ramsey is President, co-founder and a director of Friedman, Billings, Ramsey Group, Inc. ("FBR Group"), a holding company engaged in brokerage, investment banking, corporate finance and asset management activities in the Washington, D.C. area. He has continuously served as President of FBR Group and its predecessors since co-founding FBR Group in 1989. FBR, the Representative in the IPO, is a wholly owned indirect subsidiary of FBR Group. FBR was ranked fourth in terms of lead managed U.S. IPO dollar volume for 1997 year to date as of October 17, 1997, according to CommScan EquiDesk. FBR has 230 full-time employees and operates offices in the Washington, D.C. area, Boston, London, and Irvine. During 1989, Mr. Ramsey served as a Vice President at Johnston, Lemon & Co., Inc., a Washington, D.C. brokerage firm. Mr. Ramsey holds a B.A. from The George Washington University. Mr. Ramsey is a director designee of FBR pursuant to an agreement between the Company and FBR.

  M. Jude Reyes has been a director of the Company since November 25, 1997. Mr. Reyes has served as Chairman and President of Premium Distributors of Virginia, L.L.C., a beverage distributor, since 1992. Between 1989 and 1992, Mr. Reyes served as President and Chairman of Harbor Distributing Company in Los Angeles, California. He also is a director and investor in three other beverage distributors and two wholesale food service distributors. Mr. Reyes is a director designee of FBR pursuant to an agreement between the Company and FBR.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Company's Board of Directors has established an Audit Committee and a Compensation Committee.

  The responsibilities of the Audit Committee include recommending to the Board of Directors the independent public accountants to be selected to conduct the annual audit of the books and records of the Company, reviewing the proposed scope of such audit and approving the audit fees to be paid, reviewing accounting and financial controls of the Company with the independent public accountants and the Company's financial and accounting staff and reviewing and approving transactions between the Company and its directors, officers and affiliates. Messrs. Eades, Ramsey and Reyes are the members of the Audit Committee.

  The Compensation Committee provides a general review of the Company's compensation plans to ensure that they meet corporate objectives. The responsibilities of the Compensation Committee also include administering the Incentive Plan and Bonus Plan, including selecting the officers and salaried employees to whom awards will be granted. Messrs. Eades and Reyes, independent directors of the Company, are the members of the Compensation Committee.

DIRECTOR COMPENSATION

  Directors who are not receiving compensation as officers, employees or consultants of the Company are entitled to receive an annual retainer fee of $25,000. In addition, pursuant to the Consolidation Capital Corporation 1997 Non-Employee Directors' Stock Plan, each non-employee director receives an automatic initial grant of options to purchase 20,000 shares of Common Stock on the date of their initial election to the Board of Directors, and an automatic annual grant of options to purchase 5,000 shares. Each such option will have an exercise price equal to the fair market value of a share of Common Stock on the date of grant. See "--1997 Non-Employee Directors' Stock Plan."

                          EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table provides for fiscal 1997 certain summary information concerning the cash and non-cash compensation earned by or awarded to (i) the Company's Chief Executive Officer and (ii) each of the Company's other executive officers (collectively, the "named executive officers"). The Company was organized in February 1997, with David Ledecky as its sole employee. All other named executive officers were employed by the Company as of November 25, 1997.

                        SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM COMPENSATION
                                                                -----------------------------
                                     ANNUAL COMPENSATION               AWARDS         PAYOUTS
                                 ------------------------------ --------------------- -------
                                                                           SECURITIES
                                                                             UNDER-
                                                      OTHER     RESTRICTED   LYING
                                                      ANNUAL      STOCK     OPTIONS/   LTIP
   NAME AND PRINCIPAL     FISCAL  SALARY     BONUS COMPENSATION  AWARD(S)     SARS    PAYOUTS  ALL OTHER
        POSITION           YEAR   ($)(1)      ($)      ($)         ($)       (#)(2)     ($)   COMPENSATION
   ------------------     ------ --------    ----- ------------ ---------- ---------- ------- ------------
Jonathan J. Ledecky,
 Chief Executive Officer
 and Chariman of the
 Board..................   1997  $125,000     --       --          --           --      --          --
Timothy C. Clayton,
 Executive Vice
 President, Chief
 Financial Officer and
 Treasurer..............   1997  $223,000     --       --          --       500,000     --       25,000(3)
F. Traynor Beck,
 Executive Vice
 President, General
 Counsel and Secretary..   1997  $223,000     --       --          --       500,000     --          --
David Ledecky,
 Executive Vice
 President and Chief
 Administrative Officer,
 Director...............   1997  $327,994(4)  --       --          --       500,000     --          --

--------

(1) Includes guaranteed bonus payments of $200,000 for Mr. Clayton, Mr. Beck and David Ledecky, which were declared in December 1997 and paid in January 1998.

(2) Represents options granted in 1997 with respect to the Company's Common Stock, each option to vest ratably on November 25, 1998, 1999, 2000 and 2001, unless accelerated under certain conditions.

(3) Represents amount paid to Mr. Clayton for consulting services during November 1997.

(4) Represents payments made to David Ledecky by Ledecky Brothers LLC, predecessor to the Company, and by the Company.

  Employment Agreements. The Company has entered into an employment agreement with Jonathan Ledecky. The agreement has a one-year term and is automatically renewable for one-year terms thereafter unless either party gives notice of non-renewal at least 90 days prior to the end of the term. Pursuant to the terms of the agreement, Jonathan Ledecky is obligated to devote the substantial majority of his business time, attention and efforts to his duties thereunder, except when necessary to fulfill his fiduciary obligations to USOP and the provisions of his employment agreement with USOP, as well as his fiduciary obligations to USA Floral, US Leasing and Unison Partners, a private company of which he intends to be a minority investor. The agreement provides for an annual salary of $750,000 and a discretionary bonus in an amount up to 100% of the employee's base salary. If the agreement is terminated by the Company other than for Cause (as defined), Jonathan Ledecky is entitled to receive an amount equal to twice his base salary and one times the bonus he received in the prior year. The agreement prohibits Jonathan Ledecky from competing with the Company during the term of his employment and for a period of one year thereafter. The agreement also provides for certain specified executive perquisites.

  The Company has entered into employment agreements with each of F. Traynor Beck, Timothy Clayton and David Ledecky, the terms of which are substantially identical. Each of the agreements has a two-year term and is automatically renewable for one-year terms thereafter, unless either party gives notice of non-renewal at least six months prior to the end of the term. Pursuant to the terms of the agreements, each of F. Traynor Beck, Timothy Clayton and David Ledecky is obligated to devote his full business time, attention and efforts to his duties thereunder. Each of the agreements provides for an annual salary of $300,000, a guaranteed bonus of $200,000 for the first year of the term and a discretionary bonus in an amount of up to 100% of the employee's base salary each year thereafter. On the Effective Date, each of these executive officers received a grant of an option to purchase 500,000 shares of Common Stock at an exercise price equal to the initial public offering price per share ($20.00), which option will vest ratably on the first, second, third and fourth anniversaries of the date of grant, unless accelerated under certain conditions. If the agreement is terminated by the Company other than for Cause (as defined), the executive officer will be entitled to receive amounts equal to twice his base salary and one times the bonus he received in the prior year. The agreements prohibit the executive officer from competing with the Company during the term of his employment and for a period of one year thereafter. The agreements also provide for certain specified executive benefits and perquisites, including, in the case of Timothy Clayton, the purchase of an annuity contract to be placed in a deferred compensation plan that will provide him with an annual payout of $100,000 for each year of his life between age 55 and age 75.

OPTION GRANTS IN FISCAL 1997

  The following table sets forth certain information concerning the grant of options to purchase Common Stock of the Company during Fiscal 1997 to each of the named executive officers.

                  OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                                                      POTENTIAL REALIZABLE VALUE
                                                                      AT ASSUMED ANNUAL RATES OF
                                                                       STOCK PRICE APPRECIATION
                          INDIVIDUAL GRANTS                               FOR OPTION TERM(2)
--------------------------------------------------------------------- --------------------------
                         NUMBER OF   PERCENT OF
                         SECURITIES TOTAL OPTIONS
                         UNDERLYING  GRANTED TO
                          OPTIONS   EMPLOYEES IN  EXERCISE EXPIRATION
          NAME           GRANTED(1)  FISCAL YEAR   PRICE      DATE    0%      5%         10%
          ----           ---------- ------------- -------- ---------- --- ---------- -----------
Jonathan J. Ledecky.....      --          --          --
Timothy C. Clayton......  500,000       33.3%      $20.00   11/25/07    0 $5,515,000 $13,580,000
F. Traynor Beck.........  500,000       33.3%      $20.00   11/25/07    0 $5,515,000 $13,580,000
David Ledecky...........  500,000       33.3%      $20.00   11/25/07    0 $5,515,000 $13,580,000

--------

(1) The options granted are non-qualified options, which are exercisable at the market price on the date of grant beginning one year from the date of grant in cumulative yearly amounts of 25% of the shares and expire ten years from the date of grant. The options became fully exercisable upon a change in control, as defined in the Incentive Plan.

(2) The dollar amounts under these columns are the results of calculations at assumed annual rates of stock appreciation of zero percent (0%), five percent (5%) and ten percent (10%). These assumed rates of growth were selected by the Commission for illustration purposes only. They are not intended to forecast possible future appreciation, if any, of the Company's stock price. No gain to the optionees is possible without an increase in stock prices, which will benefit all stockholders. A zero percent (0%) gain in stock price will result in a zero percent (0%) benefit to optionees.

1997 LONG-TERM INCENTIVE PLAN

  The Company has adopted the Consolidation Capital Corporation 1997 Long-Term Incentive Plan (the "Incentive Plan"). The maximum number of shares of Common Stock that may be subject to outstanding awards may not be greater than that number of shares equal to 9% of the number of shares of Common Stock outstanding from time to time. Awards may be settled in cash, shares, other awards or other property, as determined by the Compensation Committee. The number of shares reserved or deliverable under the Incentive Plan and the annual per-participant limit on the number of shares as to or with reference to which awards may be granted are subject to adjustment in the event of stock splits, stock dividends and other extraordinary corporate events. The Incentive Plan may be amended by the Board without the consent of the stockholders of the Company, except that any amendment, although effective when made, will be subject to stockholder approval if required by any federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted.

  The purpose of the Incentive Plan is to provide executive officers (including directors who also serve as executive officers), key employees, consultants and other service providers with additional incentives by enabling such persons to increase their ownership interests in the Company. Individual awards under the Incentive Plan may take the form of one or more of: (i) either incentive stock options ("ISOs") or non-qualified stock options; (ii) stock appreciation rights ("SARs"); (iii) restricted or deferred stock; (iv) dividend equivalents; (v) bonus shares and awards in lieu of Company obligations to pay cash compensation; and (vi) other awards the value of which is based in whole or in part upon the value of the Common Stock. Upon a change of control of the Company (as defined in the Incentive Plan), certain conditions and restrictions relating to an award with respect to the exercisability or settlement of such award may be accelerated.

  The Compensation Committee administers the Incentive Plan and generally will select the individuals who will receive awards and the terms and conditions of those awards (including exercise prices, vesting and forfeiture conditions, performance conditions and periods during which awards will remain outstanding). The Incentive Plan also provides that no participant may be granted in any calendar year awards relating to more than 1,000,000 shares and limits payments under cash-settled awards in any calendar year to an amount equal to the fair market value of that number of shares.

  Pursuant to the Incentive Plan, non-qualified stock options may, but need not, be granted at an exercise price less than the fair market value of a share of Common Stock on the date of grant. If the Company grants non-qualified stock options at an exercise price less than such grant date fair market value, then the Company will be required to recognize compensation expense in an amount equal to the difference between the exercise price and such fair market value.

  The Company generally will be entitled to a tax deduction equal to the amount of compensation realized by a participant through awards under the Incentive Plan, except that (i) no deduction is permitted in connection with ISOs if the participant holds the shares acquired upon exercise for the required holding periods, and (ii) deductions for some awards could be limited under the $1 million deductibility cap of Section 162(m) of the Internal Revenue Code. This limitation, however, should not apply to awards granted under a plan during a grace period of up to three years following the Offering, and should not apply to certain options, SARs and performance-based awards granted thereafter if the Company complies with certain requirements under Section 162(m).

  On November 25, 1997, the Company granted options under the Incentive Plan to purchase 500,000 shares to each of Timothy Clayton, F. Traynor Beck and David Ledecky, at an exercise price equal to the initial public offering price per share ($20.00). The options vest 25% each on the first four anniversaries of the date of grant, unless accelerated under certain conditions, and expire on the tenth anniversary of the date of grant.

1997 NON-EMPLOYEE DIRECTORS' STOCK PLAN

  The Company has adopted the Consolidation Capital Corporation 1997 Non-Employee Directors' Stock Plan (the "Directors' Plan"), which provides for the automatic grant to each non-employee director of an option

("Initial Grant") to purchase 20,000 shares on the later of Effective Date or the date that such person commences services as a director. Thereafter, each non-employee director is entitled to receive, on the day after each annual meeting of the Company's stockholders, an option to purchase 5,000 shares of Common Stock. A total of 300,000 shares are reserved for issuance under the Directors' Plan. The number of shares reserved, as well as the number to be subject to automatically granted options, will be adjusted in the event of stock splits, stock dividends and other extraordinary corporate events.

  Options granted under the Directors' Plan will have an exercise price per share equal to the fair market value of a share at the date of grant (in the case of Initial Grants on November 25, 1997, the initial public offering price per share). Options will expire at the earlier of (i) 10 years from the date of grant and (ii) one year after the date the director ceases to serve as a director of the Company for any reason, provided, however, that with respect to clause (ii), the option will be exercisable during such one-year period only to the extent it was exercisable on the date of such cessation. Options will generally vest and become exercisable in two equal installments. The first installment will become exercisable on the date that is six months from the date the option is granted and the second installment will be exercisable on the date that is one year from the date the option is granted. In the event of a change in control of the Company unless otherwise determined by the Board, prior to normal vesting, all options not already exercisable will become fully vested and exercisable under the Directors' Plan. A non-employee director's death would also cause immediate vesting of his or her non-vested options. In addition, the Directors' Plan permits non-employee directors to elect to receive, in lieu of cash directors' fees, nonforfeitable shares or nonforfeitable credits representing "deferred shares" which will be settled at future dates, as elected by the director. The number of shares or "deferred shares" received will be equal to the number of shares which, at the date the fees would otherwise be payable, will have an aggregate fair market value equal to the amount of such fees. Each "deferred share" will be settled by delivery of a share of Common Stock at such time as may have been elected by the director prior to the deferral.

1997 SECTION 162(M) BONUS PLAN

  The Company has adopted the Consolidation Capital Corporation 1997 Section 162(m) Bonus Plan (the "Bonus Plan"). Section 162(m) of the Internal Revenue Code generally disallows a public company's tax deduction in excess of $1 million for compensation to its chief executive officer and the four other most highly compensated executive officers, subject to several exceptions, including an exception for compensation paid under a stockholder-approved plan that is "performance-based" within the meaning of Section 162(m). The Bonus Plan provides a means for the payment of performance-based bonuses to certain key executive officers of the Company while preserving the Company's tax deduction with respect to the payment thereof. The Company believes that, as a matter of general policy, the Company's incentive compensation plans should be structured to facilitate compliance with Section 162(m), but that the Company should reserve the right to establish separate annual and other incentive compensation arrangements for otherwise covered executive officers that may not comply with Section 162(m) if it determines, in its sole discretion, that to do so would be in the best interests of the Company and its stockholders.

  The Bonus Plan is administered by the Compensation Committee, which must consist of at least two non-employee directors, each of whom is intended to qualify as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code. The Compensation Committee has broad administrative authority to, among other things, designate participants, establish performance goals and performance periods, determine the effect of participant termination of employment and "change of control" transactions (as defined in the Bonus Plan, which is the same definition as that set forth in the Incentive Plan) prior to payment of an award, pay the bonus in stock under the Incentive Plan and generally interpret and administer the Bonus Plan. The Compensation Committee has not, to date, designated any participants or established any performance goals under the Bonus Plan.

  Participants in the Bonus Plan for any given performance period may include any key employee of the Company (including any subsidiary, operating unit or division) who is also an executive officer of the Company, and who is designated as a participant for such period by the Compensation Committee. The participants in the Bonus Plan for any given period will be designated by the Compensation Committee, in its sole discretion, within the earlier of each performance period or the date on which 25% of such performance period has been completed (such period, the "Applicable Period"). This determination may vary from period to period, and will be based primarily on the Compensation Committee's judgment as to which executive officers are likely to be named in the Company's proxy statement as the chief executive officer or one of the other four most highly compensated executive officers of the Company as of the end of such performance period, and which are reasonably expected to have compensation in excess of $1 million.

  Within the Applicable Period, the Compensation Committee will specify the applicable performance criteria and targets to be used under the Bonus Plan for such performance period, which may vary from participant to participant, and will be based on one or more of the following Company, subsidiary, operating unit or division financial performance measures: pre-tax or after-tax net income, operating income, gross revenue, profit margin, stock price, cash flows, or strategic business criteria consisting of one or more objectives based upon meeting specified revenue, market penetration, geographic business expansion goals, cost targets, and goals relating to acquisitions or divestitures. These performance measures or goals may be (i) expressed on an absolute or relative basis, (ii) based on internal targets,
(iii) based on comparison(s) with prior performance, (iv) based on comparison(s) to capital, stockholders' equity, shares outstanding, assets or net assets, and/or (v) based on comparison(s) to the performance of other companies. For example, an income-based performance measure could be expressed in a number of ways, such as net earnings per share, or return on equity, or with reference to meeting or exceeding a specific target, or with reference to growth above a specified level, such as prior year's performance or peer group performance. The Bonus Plan provides that the achievement of such goals must be substantially uncertain at the time they are established, and are subject to the Compensation Committee's right to reduce the amount of any award payable as a result of such performance as discussed below.

  The target bonus opportunity for each participant may be expressed as a dollar-denominated amount or as a percentage share of a bonus pool to be created under the Bonus Plan, provided that, if a pool approach is used, the total bonus opportunities represented by the shares designated for the participants may not exceed 100% of the pool, and the Compensation Committee has the sole discretion to reduce (but not increase) the actual bonus awarded under the Plan. The actual bonus awarded to any given participant at the end of a given performance period will be based on the extent to which the applicable financial performance goals for such performance period are achieved as determined by the Compensation Committee. The maximum bonus payable under the Plan to any one individual in any one calendar year is $3 million. Bonuses earned under the Bonus Plan may be payable in cash, or if permitted under the Incentive Plan, in Common Stock or other equity based awards.

  The Board may at any time amend or terminate the Bonus Plan, provided that
(i) without a participant's written consent, no such amendment or termination will adversely affect the annual bonus rights (if any) of any already designated participant for a given performance period once the participant designations and performance goals for such performance period have been announced, (ii) the Board will be authorized to make any amendments necessary to comply with applicable regulatory requirements (including, without limitation, Section 162(m)), and (iii) the Board will submit any Bonus Plan amendments for the approval of the stockholders of the Company if and to the extent such approval is required under Section 162(m) of the Internal Revenue Code.

1997 EMPLOYEE STOCK PURCHASE PLAN

  The Company has adopted the Consolidation Capital Corporation 1997 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees of the Company and its subsidiaries (generally all employees whose customary employment is for more than 20 hours per week and who were employed on the date on which the offering first commenced or have completed one year of service) to purchase shares of Common Stock at a discount. Employees who elect to participate will have amounts withheld through payroll deductions during purchase periods. At the end of each purchase period, accumulated payroll deductions will be used to purchase stock at a price equal to 85% of the market price at the beginning of the period or the end of the period, whichever is lower. Stock purchased under the Purchase Plan will be subject to a one-year holding period. The Company has reserved 1,000,000 shares of Common Stock for issuance under the Purchase Plan.

  The Purchase Plan will remain in effect until terminated by the Board or until no shares of Common Stock are available for issuance under the Purchase Plan. The Purchase Plan may be amended by the Board without the consent of the stockholders of the Company, except that any amendment, although effective when made, will be subject to stockholder approval if required by any federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted.

OTHER PLANS

  The Company intends to adopt a "401(k)" plan. This plan will allow eligible employees of the Company and its subsidiaries to contribute to the plan on a pre-tax basis. The Company will likely make matching contributions related to employee contributions, and may also make year-end discretionary contributions based on the performance of the Company. It is anticipated that discretionary contributions will be invested in shares of Common Stock, and that employees may direct the investment of their own contributions and matching contributions made on their behalf among several investment options, including shares of Common Stock.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

  Set forth below is a description of certain transactions and relationships between the Company and certain persons who are officers, directors and principal stockholders of the Company.

  Jonathan Ledecky, the Company's Chairman, Chief Executive Officer and founder, is the brother of David Ledecky, Executive Vice President, Chief Administrative Officer and a director of the Company.

  Jonathan Ledecky advanced to the Company $305,000, at an annual interest rate equal to 6.75%, to pay the expenses incurred in connection with the IPO. The Company repaid Jonathan Ledecky's loans to the Company, including accrued interest of approximately $4,000, using the proceeds of the IPO.

  W. Russell Ramsey, a director of the Company, is President and a principal stockholder of FBR. FBR rendered investment banking services to the Company in connection with the IPO.

  Timothy C. Clayton, Executive Vice President, Chief Financial Officer and Treasurer of the Company, was, through October 1997, a Partner at Price Waterhouse LLP, the Company's independent accountants.

  F. Traynor Beck, Executive Vice President, General Counsel and Secretary of the Company, was, until the Effective Date, a partner at Morgan, Lewis & Bockius LLP, the Company's legal counsel.

  For information with respect to certain conflicts of interest, see "Business--Conflicts of Interest."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of January 20, 1998, by: (i) each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock; (ii) each director of the Company; (iii) each executive officer of the Company; and (iv) all of the Company's directors and executive officers as a group. Each stockholder possesses sole voting and investment power with respect to the shares listed, unless otherwise noted.

                                                                           PERCENTAGE OF
                                         NUMBER OF SHARES OF                CONVERTIBLE
                           NUMBER OF        CONVERTIBLE      PERCENTAGE OF  NON-VOTING
NAME AND ADDRESS OF        SHARES OF         NON-VOTING      COMMON STOCK  COMMON STOCK
BENEFICIAL OWNER          COMMON STOCK      COMMON STOCK         OWNED         OWNED
-------------------       ------------   ------------------- ------------- -------------
Jonathan J. Ledecky.....   4,500,000(1)              0           14.9%            0%
 c/o Consolidation
 Capital Corporation
 1747 Pennsylvania
 Avenue, N.W., Suite 900
 Washington, DC 20006
David Ledecky...........           0                 0              0             0
F. Traynor Beck.........           0                 0              0             0
Timothy C. Clayton......       2,000                 0              *             0
Vincent W. Eades........           0                 0              0             0
W. Russell Ramsey(2)....           0           500,000              0           100%
M. Jude Reyes...........           0                 0              0             0
All directors and
 executive officers as a
 group (7 persons)......   4,502,000           500,000           14.9%          100%

--------

*  Less than one percent
(1) Includes: (i) 1,950,000 shares underlying the Ledecky Warrant and (ii) the 2,300,000 shares of Common Stock subject to a contractual restriction on transfer for one year following the Effective Date. The Company has agreed that, at Jonathan Ledecky's request, it will file a registration statement under the Securities Act for an offering of the shares underlying the Ledecky Warrant during a ten-year period beginning on the Effective Date. In addition, the Company has agreed to give Jonathan Ledecky the right to request that the Company include the shares underlying the Ledecky Warrant on a registration statement filed by the Company during a twelve-year period beginning on the Effective Date.
(2) Represents the shares of Convertible Non-Voting Common Stock owned by FBR Asset Investment Corporation, Inc., an indirect wholly owned subsidiary of FBR Group. Mr. Ramsey is President, co-founder and a director of FBR Group. Mr. Ramsey disclaims beneficial ownership of such shares. Mr. Ramsey's address is c/o FBR Group, 1001 North 19th Street, Arlington, VA 22209.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock, par value $.001 per share, and 500,000 shares of Convertible Non-Voting Common Stock, par value $.001 per share. As of January 20, 1998, the Company had outstanding 30,150,000 shares of Common Stock and 500,000 shares of Convertible Non-Voting Common Stock. The following summary description of the capital stock of the Company does not purport to be complete and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws and to the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting is not permitted under the Company's Restated Certificate of Incorporation. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock of the Company. The holders of Common Stock have no preemptive rights to subscribe for additional shares of the Company and no right to convert their Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, fully paid and nonassessable.

CONVERTIBLE NON-VOTING COMMON STOCK

  The holders of Convertible Non-Voting Common Stock have the same rights and privileges as the holders of Common Stock, except that holders of Convertible Non-Voting Common Stock have no voting rights. The Convertible Non-Voting Common Stock is non-transferable and will not be publicly traded. Further, each share of Convertible Non-Voting Common Stock will automatically be converted into one share of Common Stock on the first anniversary of the date of this Prospectus.

CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION

  The Company is subject to the provisions of Section 203 of the DGCL. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the proposed business combination has owned 15% or more of the corporation's voting stock.

  The Company's Restated Certificate of Incorporation provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty of care as a director except in the situation described in clauses (i) through (iv) above. If the DGCL is subsequently amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                             PLAN OF DISTRIBUTION

  The Company will offer and issue the Common Stock from time to time in connection with the acquisition by the Company of other businesses, assets or securities. It is expected that the terms of the acquisitions involving the issuances of securities covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired by the Company. No underwriting discounts or commission will be paid, although finder's fees may be paid from time to time with respect to specific mergers or acquisitions. Any person receiving such fees may be deemed to be an underwriter within the meaning of the Securities Act. This Prospectus can, in the Company's discretion, be used for the resale of shares of Common Stock by persons named in further supplements to this Prospectus.

                            RESTRICTIONS ON RESALE

  Affiliates of entities acquired by the Company who do not become affiliates of the Company may not resell Common Stock registered under the Registration Statement to which this Prospectus relates except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits such affiliates to sell such shares immediately following the acquisition in compliance with certain volume limitations and manner of sale requirements. Under Rule 145, sales by such affiliates during any three-month period cannot exceed the greater of (i) 1% of the shares of Common Stock of the Company outstanding and (ii) the average weekly reported volume of trading of such shares of Common Stock on all national securities exchanges during the four calendar weeks preceding the proposed sale. These restrictions will cease to apply under most other circumstances if the affiliate has held the Common Stock for at least one year, provided that the person or entity is not then an affiliate of the Company. Individuals who are not affiliates of the entity being acquired and do not become affiliates of the Company will not be subject to resale restrictions under Rule 145 and, unless otherwise contractually restricted, may resell Common Stock immediately following the acquisition without an effective registration statement under the Securities Act. The ability of affiliates to resell shares of the Common Stock under Rule 145 will be subject to the Company having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Morgan, Lewis & Bockius LLP, Washington, D.C.

                                    EXPERTS

  The balance sheet of Consolidation Capital Corporation as of September 30, 1997 and the combined financial statements of Service Management USA, Inc. and Diversified Management Services USA, Inc. as of December 31, 1995 and 1996 and for the years then ended included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

Consolidation Capital Corporation Unaudited Pro Forma Combined Financial
 Statements
  Introduction to Unaudited Pro Forma Combined Financial Statements......  F-2
  Unaudited Pro Forma Combined Balance Sheet.............................  F-3
  Unaudited Pro Forma Combined Statements of Operations..................  F-4
  Notes to Unaudited Pro Forma Combined Financial Statements.............  F-7
Consolidation Capital Corporation
  Report of Independent Accountants...................................... F-10
  Balance Sheet ......................................................... F-11
  Notes to Balance Sheet................................................. F-12
Service Management USA, Inc. and Diversified Management Services USA,
 Inc.
  Report of Independent Accountants...................................... F-16
  Combined Balance Sheet................................................. F-17
  Combined Statement of Operations....................................... F-18
  Combined Statement of Stockholder's Equity............................. F-19
  Combined Statement of Cash Flows....................................... F-20
  Notes to Combined Financial Statements................................. F-21

                       CONSOLIDATION CAPITAL CORPORATION

                      INTRODUCTION TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

  The following unaudited pro forma combined balance sheet gives effect to the pending acquisition of Service Management USA, Inc. and Diversified Management Services USA, Inc. ("Service Management"), the IPO and the Concurrent Offering in December 1997, as if they had occurred as of the Company's most recent balance sheet date, September 30, 1997.

  The unaudited pro forma combined statements of operations give effect to the pending acquisition of Service Management as if it had occurred on January 1, 1996.

  The pro forma adjustments are based on estimates, available information and certain assumptions and may be revised as additional information becomes available. The pro forma financial data do not purport to represent what the Company's financial position and results of operations would actually have been if such transactions in fact had occurred on the assumed dates and are not necessarily representative of the Company's financial position or results of operations for any future period. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

                       CONSOLIDATION CAPITAL CORPORATION

                        PRO FORMA COMBINED BALANCE SHEET

                               SEPTEMBER 30, 1997
                                   UNAUDITED

                              (IN THOUSANDS)

                         CONSOLIDATION             PRO FORMA             PRO FORMA
                            CAPITAL     SERVICE     MERGER    PRO FORMA  OFFERING
                          CORPORATION  MANAGEMENT ADJUSTMENTS COMBINED  ADJUSTMENTS AS ADJUSTED
                         ------------- ---------- ----------- --------- ----------- -----------
         ASSETS
Current assets:
  Cash and cash
   equivalents..........     $ 16        $  339     $(9,000)   $(8,645)  $527,359    $518,714
  Marketable
   securities...........                    144                    144                    144
  Accounts receivable,
   net..................                  2,497                  2,497                  2,497
  Prepaid expenses and
   other current
   assets...............      315           132                    447       (315)        132
                             ----        ------     -------    -------   --------    --------
    Total current
     assets.............      331         3,112      (9,000)    (5,557)   527,044     521,487
Property and equipment,
 net....................        8         2,350                  2,358                  2,358
Other assets............                     30                     30                     30
Intangibles.............                    147       8,759      8,906                  8,906
                             ----        ------     -------    -------   --------    --------
    Total assets........     $339        $5,639     $  (241)   $ 5,737   $527,044    $532,781
                             ====        ======     =======    =======   ========    ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities,
   long term debt.......     $206        $   21                $   227   $   (206)   $     21
  Current maturities,
   capital leases.......                     72                     72                     72
  Accounts payable......                  1,948                  1,948                  1,948
  Accrued liabilities
   and other............      110           430     $   300        840       (110)        730
                             ----        ------     -------    -------   --------    --------
    Total current
     liabilities........      316         2,471         300      3,087       (316)      2,771
Long-term debt..........                     36                     36                     36
Capital lease
 obligations............                     41                     41                     41
                             ----        ------     -------    -------   --------    --------
    Total liabilities...      316         2,548         300      3,164       (316)      2,848
Stockholders' equity:
  Common Stock..........        2           153        (153)         2         28          30
  Convertible Non Voting
   Common Stock.........                                                        1           1
  Additional paid-in
   capital..............      124           110       2,440      2,674    527,331     530,005
  Retained earnings.....     (103)        2,828      (2,828)      (103)                  (103)
                             ----        ------     -------    -------   --------    --------
    Total stockholders'
     equity.............       23         3,091        (541)     2,573    527,360     529,933
                             ----        ------     -------    -------   --------    --------
    Total liabilities
     and stockholders'
     equity.............     $339        $5,639     $  (241)   $ 5,737   $527,044    $532,781
                             ====        ======     =======    =======   ========    ========

                       CONSOLIDATION CAPITAL CORPORATION

                PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   UNAUDITED

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                CONSOLIDATION             PRO FORMA
                                   CAPITAL     SERVICE     MERGER    PRO FORMA
                                 CORPORATION  MANAGEMENT ADJUSTMENTS COMBINED
                                ------------- ---------- ----------- ---------
Revenue........................                $12,074               $  12,074
Cost of revenues...............                  8,735                   8,735
                                     ---       -------      -----    ---------
  Gross profit.................                  3,339                   3,339
Selling, general &
 administrative expenses.......                  2,169      $(177)       1,992
Goodwill amortization..........                               211          211
                                     ---       -------      -----    ---------
  Operating income.............                  1,170        (34)       1,136
Other (income) expense:
  Interest expense.............                      4                       4
  Realized and unrealized
   (gains) losses on trading
   securities..................                    (64)                    (64)
                                     ---       -------      -----    ---------
Income before provision for
 income taxes                                    1,230        (34)       1,196
Provision for income taxes.....                     19        459          478
                                     ---       -------      -----    ---------
Net income (loss)..............                $ 1,211      $(493)   $     718
                                     ===       =======      =====    =========
Net income per share...........                                      $    0.24
                                                                     =========
Shares used to compute net
 income per share(3)...........                                      2,946,057
                                                                     =========

                       CONSOLIDATION CAPITAL CORPORATION

                PRO FORMA COMBINED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                 CONSOLIDATION             PRO FORMA
                                    CAPITAL     SERVICE     MERGER    PRO FORMA
                                  CORPORATION  MANAGEMENT ADJUSTMENTS COMBINED
                                 ------------- ---------- ----------- ---------
Revenue.........................                $18,810               $  18,810
Cost of revenues................                 14,035                  14,035
                                     -----      -------     -------   ---------
  Gross profit..................                  4,775                   4,775
Selling, general &
 administrative expenses........     $ 103        2,548     $   159       2,810
Goodwill amortization...........                                158         158
                                     -----      -------     -------   ---------
  Operating income..............      (103)       2,227        (317)      1,807
Other (income) expense:
  Interest expense..............                     21                      21
  Realized and unrealized
   (gains) losses on trading
   securities...................
                                     -----      -------     -------   ---------
Income before provision for
 income taxes...................      (103)       2,206        (317)      1,786
Provision for income taxes......                     30         685         715
                                     -----      -------     -------   ---------
Net income (loss)...............     $(103)     $ 2,176     $(1,002)  $   1,071
                                     =====      =======     =======   =========
Net income per share............                                      $    0.36
                                                                      =========
Shares used in net income per
 share(3).......................                                      2,948,057
                                                                      =========

                       CONSOLIDATION CAPITAL CORPORATION

                PRO FORMA COMBINED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)

                                CONSOLIDATION             PRO FORMA
                                   CAPITAL     SERVICE     MERGER    PRO FORMA
                                 CORPORATION  MANAGEMENT ADJUSTMENTS COMBINED
                                ------------- ---------- ----------- ---------
Revenues.......................                 $7,749               $   7,749
Cost of Revenues...............                  5,501                   5,501
                                    ----        ------      -----    ---------
  Gross profit.................                  2,248                   2,248
Selling, general &
 administrative expenses.......                  1,370      $ (53)       1,317
Goodwill Amortization..........                               158          158
                                    ----        ------      -----    ---------
  Operating income.............                    878       (105)         773
Other (income) expense:
  Interest expense.............
  Realized and unrealized
   (gains) losses on trading
   securities..................                    (52)                    (52)
                                    ----        ------      -----    ---------
Income before provision for
 income taxes..................                    930       (105)         825
Provision for income taxes.....                     14        316          330
                                    ----        ------      -----    ---------
Net income (loss)..............                 $  916      $(421)         495
                                    ====        ======      =====    =========
Net income per share...........                                      $    0.17
                                                                     =========
Shares used to compute net
 income per share (3)..........                                      2,946,057
                                                                     =========

                       CONSOLIDATION CAPITAL CORPORATION

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 1--UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS

  The unaudited pro forma combined balance sheet reflects the following adjustments:

                                                       OFFERING
                                         PRO FORMA   ADJUSTMENTS      PRO FORMA
                                          MERGER    ---------------   OFFERING
                            (A)    (B)  ADJUSTMENTS   (C)      (D)   ADJUSTMENTS
                          -------  ---- ----------- --------  -----  -----------
         ASSETS
Current assets:
 Cash and cash
  equivalents...........  $(9,000)        $(9,000)  $527,565  $(206)  $527,359
 Marketable securities..
 Accounts receivable,
  net...................
 Prepaid and other
  current assets........                                (315)             (315)
                          -------  ----   -------   --------  -----   --------
 Total current assets...   (9,000)         (9,000)   527,250   (206)   527,044
Property and equipment,
 net....................
Other assets............
Goodwill, net...........    8,459  $300     8,759
                          -------  ----   -------   --------  -----   --------
 Total assets...........  $  (541) $300   $  (241)  $527,250  $(206)  $527,044
                          =======  ====   =======   ========  =====   ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
 Current maturities,
  long-term debt .......                                      $(206)  $   (206)
 Current maturities,
  capital leases .......
 Accounts payable ......
 Accrued liabilities and
  other ................           $300   $   300   $   (110)             (110)
                          -------  ----   -------   --------  -----   --------
 Total current
  liabilities ..........            300       300       (110)  (206)      (316)
Subordinated debt to
 stockholders ..........
Long-term debt, less
 current maturities.....
Other long-term
 liabilities............
                          -------  ----   -------   --------  -----   --------
 Total liabilities......            300       300       (110)  (206)      (316)
Stockholders' equity....
 Common stock...........     (153)           (153)        28                28
 Convertible non-voting
  common stock..........                                   1                 1
 Additional paid-in
  capital...............    2,440           2,440    527,331           527,331
 Retained earnings......   (2,828)         (2,828)
                          -------  ----   -------   --------  -----   --------
 Total stockholders'
  equity................     (541)           (541)   527,360           527,360
                          -------  ----   -------   --------  -----   --------
 Total liabilities and
  stockholders' equity..  $  (541) $300   $  (241)  $527,250  $(206)  $527,044
                          =======  ====   =======   ========  =====   ========

--------

  (A) Reflects the pending acquisition of Service Management (the "Pending Acquisition") consisting of $9,000 in cash and 150,000 shares of common stock valued at $2,550, for a total estimated purchase price of $11,550 resulting in excess purchase price over the fair value of net assets acquired of $8,759. For purposes of computing the estimated purchase price for accounting purposes, the value of the shares was determined in consideration of restrictions on the sale and transferability of the shares issued. The shares will be subject to the following restrictions on resale: up to one-third of the shares may be resold beginning twelve months after their date of acquisition, the first one-third and an additional one-third may be resold beginning eighteen months after their date of acquisition and the first two-thirds and the remaining one-third may be resold beginning twenty-four months after their date of acquisition.

  (B) Records the net deferred income tax liability attributable to the temporary differences between the financial reporting and tax base of assets and liabilities of the Pending Acquisition.

  (C) Records the cash proceeds from the issuance of shares of the Company's Common Stock during December 1997 net of estimated offering costs. Offering costs primarily consist of underwriting discounts and commissions, accounting fees, legal fees and printing expenses.

  (D) Records the reduction in certain indebtedness of the Company paid from proceeds of the initial public offering.

                       CONSOLIDATION CAPITAL CORPORATION

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


NOTE 2--UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS

  The unaudited pro forma combined statements of operations reflect the following adjustments:

  For the year ended December 31, 1996:

                                                                      TOTAL
                                                                    PRO FORMA
                                               (A)    (B)    (C)   ADJUSTMENTS
                                              -----  -----  -----  -----------
Revenues.....................................
Cost of Revenues.............................
                                              -----  -----  -----     -----
  Gross profit...............................
Selling, general and administrative
 expenses.................................... $(177)                  $(177)
Goodwill Amortization........................        $ 211              211
                                              -----  -----  -----     -----
  Operating income (loss)....................   177   (211)             (34)
Other (income) expense:
  Interest expense...........................
  Other, net.................................
                                              -----  -----  -----     -----
Income (loss) before provision for income
 taxes.......................................   177   (211)             (34)
Provision for income taxes...................                 459       459
                                              -----  -----  -----     -----
Net income (loss)............................ $ 177  $(211) $(459)    $(493)
                                              =====  =====  =====     =====


  For the nine months ended September 30, 1997:

                                                                      TOTAL
                                                                    PRO FORMA
                                               (A)    (B)    (C)   ADJUSTMENTS
                                              -----  -----  -----  -----------
Revenues.....................................
Cost of revenues.............................
                                              -----  -----  -----    -------
  Gross profit...............................
Selling, general and administrative
 expenses.................................... $ 159                  $   159
Goodwill amortization........................        $ 158               158
                                              -----  -----  -----    -------
  Operating income (loss)....................  (159)  (158)             (317)
Other (income) expense:
  Interest expense...........................
  Other, net.................................
                                              -----  -----  -----    -------
Income (loss) before provision for income
 taxes.......................................  (159)  (158)             (317)
Provision for income taxes...................                 685        685
                                              -----  -----  -----    -------
Net income (loss)............................ $(159) $(158) $(685)   $(1,002)
                                              =====  =====  =====    =======

                       CONSOLIDATION CAPITAL CORPORATION

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  For the nine months ended September 30, 1996:

                                                                       TOTAL
                                                                     PRO FORMA
                                                (A)    (B)    (C)   ADJUSTMENTS
                                                ----  -----  -----  -----------
Revenues......................................
Cost of revenues..............................
                                                ----  -----  -----     -----
  Gross profit................................
Selling, general and administrative expenses..  $(53)                  $ (53)
Goodwill amortization.........................        $ 158              158
                                                ----  -----  -----     -----
  Operating income (loss).....................    53   (158)            (105)
Other (income) expense:
  Interest expense............................
  Other, net..................................
                                                ----  -----  -----     -----
Income (loss) before provision for income
 taxes........................................    53   (158)            (105)
Provision for income taxes....................               $ 316       316
                                                ----  -----  -----     -----
Net income (loss).............................  $ 53  $(158) $(316)    $(421)
                                                ====  =====  =====     =====

--------

(A) Reflects the modifications in salaries, bonuses and benefits to the owners of the Pending Acquisition to which they have agreed prospectively.

(B) Reflects the amortization of goodwill to be recorded as a result of the combination over a 40 year estimated life.

(C) Reflects the incremental provision for federal and state income taxes assuming the Pending Acquisition was subject to federal and state income tax and relating to the other statements of operations' adjustments and assuming the amortization of goodwill is tax deductible.


NOTE 3--UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS (CONTINUED)

  Includes (i) 2,300,000 shares issued to existing stockholder of the Company,
(ii) 150,000 shares issued to the owner of the Pending Acquisition, and (iii) 496,057 of the 27,850,000 shares issued in the Company's initial public offering in December 1997.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholder of Consolidation Capital Corporation

  In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Consolidation Capital Corporation at September 30, 1997, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Minneapolis, Minnesota

November 17, 1997,
except as to the first
paragraph of Note 2,
which is as of November 25, 1997

                       CONSOLIDATION CAPITAL CORPORATION

                                 BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                             SEPTEMBER 30, 1997
                                                             ------------------
                           ASSETS
Cash........................................................       $  16
Deferred stock issuance costs...............................         315
Computer equipment..........................................           8
                                                                   -----
    Total assets............................................        $339
                                                                   =====
            LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Accrued liabilities.......................................       $ 110
  Payable to stockholder....................................         206
                                                                   -----
    Total liabilities.......................................         316
                                                                   -----
Stockholder's equity:
  Common stock, $.001 par, 250,000,000 shares authorized,
   2,300,000 shares issued and outstanding..................           2
  Additional paid-in capital................................         124
  Accumulated deficit.......................................        (103)
                                                                   -----
    Total stockholder's equity..............................          23
                                                                   -----
    Total liabilities and stockholder's equity..............       $ 339
                                                                   =====


    The accompanying notes are an integral part of this financial statement.

                       CONSOLIDATION CAPITAL CORPORATION

                            NOTES TO BALANCE SHEET
                            (DOLLARS IN THOUSANDS)

NOTE 1--BUSINESS AND ORGANIZATION

  Consolidation Capital Corporation, a Delaware corporation (the "Company"), was incorporated in September 1997. Ledecky Brothers L.L.C., ("LLC"), a limited liability corporation, merged with and into the Company in September 1997 (the "Merger"). The sole member of LLC received, in connection with the Merger, 2,300,000 shares of Common Stock of the Company which represents all of its issued and outstanding Common Stock, in exchange for 100% of his ownership interest in the LLC. The Merger was implemented to facilitate a public offering of securities. On September 23, 1997, the Company filed a registration statement on Form S-1 for the purpose of the public offering of Common Stock. Each of LLC and the Company adopted a year-end of December 31.

  LLC, the predecessor company, was created in February 1997 to pursue industry consolidation activities and research. Neither the Company nor LLC had any operations which generated revenue. The only activities included the payment of a salary and miscellaneous operating expenses incurred in connection with the analysis of industry consolidation opportunities. The Company has also incurred and deferred certain stock issuance costs. Accordingly, statements of operations and cash flows and earnings per share information for this period would not provide meaningful information and have been omitted. Because both of the organizations were under control of the one sole owner, the Merger has been accounted for on a historical cost basis.

  LLC was a nontaxable entity and the tax benefits flowed through to the member. Accordingly, no future tax benefits attributable to the accumulated losses of LLC will be available to the Company.

NOTE 2--STOCKHOLDER'S EQUITY

 Common Stock

  On November 25, 1997, the Company effected a one-for-1.918159 reverse stock split of the Company's Common Stock. Accordingly, all share data reflected in this financial statement have been retroactively restated.

  On September 19, 1997, the sole member of LLC received 2,300,000 shares of Common Stock of the Company in connection with the Merger in exchange for his 100% ownership interest in LLC. The sole member made contributions to LLC from time to time to fund expenses in the aggregate amount of $126. These contributions were included in common stock and additional paid-in capital at September 30, 1997.

 Common Stock Warrants

  Conditioned upon the execution of the underwriting agreement in connection with the public offering of Common Stock, the Company's Board of Directors has authorized the delivery to Friedman, Billings, Ramsey & Co. Inc. ("FBR"), as representative of the underwriters, warrants to purchase 1,130,000 shares of Common Stock at an exercise price per share equal to the initial public offering price per share. These warrants will be exercisable on or after the first anniversary and until the fifth anniversary of the initial public offering.

  Additionally, 1,950,000 shares of the Company's Common Stock have been reserved for issuance upon the exercise of a warrant to be issued to Jonathan Ledecky at the time of the initial public offering. This warrant will be exercisable immediately following issuance for a period of ten years at an exercise price equal to the initial public offering price.

 Convertible Non-Voting Common Stock

  In November 1997, the Company's Board of Directors authorized 500,000 shares of Convertible Non-Voting Common Stock (par value of $.001 per share). Conditioned upon the execution of the underwriting

                       CONSOLIDATION CAPITAL CORPORATION

                            (DOLLARS IN THOUSANDS)


NOTE 2--STOCKHOLDER'S EQUITY (CONTINUED)

agreement in connection with the public offering of Common Stock, it is anticipated that an affiliate of FBR will purchase all of the authorized shares of Convertible Non-Voting Common Stock from the Company at a price equal to the initial public offering price per share. After one year, the shares of Convertible Non-Voting Common Stock will automatically convert into an equivalent number of shares of Common Stock.

 1997 Long-Term Incentive Plan

  The Company's Board of Directors has adopted, and the Company's stockholder has approved, the Company's 1997 Long-Term Incentive Plan (the "Incentive Plan"). The terms of the option awards will be established by the Compensation Committee of the Company's Board of Directors. The Company intends to file a registration statement on Form S-8 under the Securities Act of 1933 as soon as practicable after the consummation of the offering with respect to the shares of Common Stock issuable pursuant to such plans. The maximum number of shares that may be issued under the Incentive Plan is equal to 9% of the number of shares of Common Stock outstanding from time to time.

  Options to purchase 1,500,000 shares of Common Stock under the Incentive Plan are expected to be granted at the time of the public offering at an exercise price equal to the initial public offering price per share. The options to be granted are expected to vest 25% each on the first four anniversaries of the date of grant and are expected to expire on the tenth anniversary of the grant date. In the event of a change in control of the Company prior to normal vesting, all options not already exercisable will become fully vested and exercisable.

 1997 Non-Employee Directors' Stock Plan

  The Company's Board of Directors has adopted, and the Company's stockholder has approved, the 1997 Non-Employee Directors' Stock Plan (the "Directors' Plan"), which provides for the automatic grant to each nonemployee director of an option to purchase 20,000 shares on the later of the effective date of the registration statement for the initial public offering of the Company's Common Stock or the date that such person commences services as a director. Thereafter, each non-employee director will be entitled to receive, on the day after each annual meeting of the Company's stockholders, an option to purchase 5,000 shares of Common Stock. A maximum of 300,000 shares of Common Stock may be issued under the Directors' Plan. Options to purchase 60,000 shares of Common Stock under the Directors' Plan are expected to be granted at the time of the public offering at an exercise price equal to the initial public offering price per share.

  Options granted under the Directors' Plan will have an exercise price per share equal to the fair market value of a share at the date of grant. Options will expire at the earlier of 10 years from the date of grant or 90 days after termination of service as a director. Options will vest and become exercisable ratably as to 50% of the shares underlying the Option on the first and second anniversaries of the date of grant, subject to acceleration by the Board. In the event of a change in control of the Company prior to normal vesting, all options not already exercisable will become fully vested and exercisable.

 1997 Employee Stock Purchase Plan

  The Company has adopted, and the Company's stockholder has approved, the 1997 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees of the Company and its subsidiaries (generally all full-time employees who have completed one year of service) to purchase shares of Common Stock at a discount. Employees who elect to participate will have amounts withheld through payroll deduction during purchase periods. At the end of each purchase period, accumulated payroll deductions will be used to purchase stock at a price equal to 85% of the market price at the beginning of the period or the end of

                       CONSOLIDATION CAPITAL CORPORATION

                            (DOLLARS IN THOUSANDS)

NOTE 2--STOCKHOLDER'S EQUITY (CONTINUED)

the period, whichever is lower. Stock purchased under the Purchase Plan will be subject to a one-year holding period. The Company has reserved 1,000,000 shares of Common Stock for issuance under the Purchase Plan.

NOTE 3--DEFERRED STOCK ISSUANCE COSTS

  At September 30, 1997, the Company had incurred approximately $315 of costs in connection with the contemplated public offering of Common Stock, comprised as follows:

   Securities and Exchange Commission registration fee.................... $174
   NASD fee...............................................................   31
   Printing expenses......................................................   10
   Accounting fees........................................................   25
   Legal fees.............................................................   75
                                                                           ----
                                                                           $315
                                                                           ====

  These costs have been deferred and reflected as an asset in the accompanying September 30, 1997 balance sheet. After receipt of the proceeds from the public offering, the stock issuance costs will be reclassified to additional paid-in capital in the Company's balance sheet as a reduction to the gross proceeds from the offering. At September 30, 1997, $205 of the stock issuance costs had been paid. The remainder of these costs have been included in accrued liabilities and are expected to be paid using the proceeds from the Common Stock offering.

NOTE 4--PAYABLE TO STOCKHOLDER

  Jonathan Ledecky, the sole stockholder, has advanced to the Company $206 to pay certain fees in connection with the registration of the Common Stock. Such demand notes bear interest at 6.75% annually. The Company intends to repay such stockholder payable and related accrued interest using the proceeds from the Common Stock offering.

NOTE 5--STOCK-BASED COMPENSATION

  Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting-for-Stock-Based Compensation," allows entities to choose between a fair value based method of accounting for employee stock options or similar equity instruments and the intrinsic, value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"). Entities electing to apply the accounting in APB No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting has been applied. The Company will provide pro forma disclosure of net income and earnings per share, as applicable, in the notes to future financial statements.

NOTE 6--NEW ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued SFAS
No. 128, "Earnings Per Share." For the Company, SFAS No. 128 will be effective for the year ending December 31, 1997. SFAS No. 128 simplifies the standards required under current accounting rules for computing earnings per share and replaces the presentation of primary earnings per share and fully diluted earnings per share with a presentation of basic earnings per share ("basic EPS") and diluted earnings per share ("diluted EPS"). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. Diluted EPS is computed similarly to fully diluted earnings per share under current accounting rules.

                    CONSOLIDATION CAPITAL CORPORATION

                          (DOLLARS IN THOUSANDS)

NOTE 7--SUBSEQUENT EVENTS (UNAUDITED)

  The Company completed its initial public offering in December 1997, selling 27,850,000 shares of Common Stock and 500,000 shares of Convertible Non-Voting Common Stock and raising net proceeds of approximately $527 million.

  On January 8, 1998, the Company entered into a letter of intent to acquire Service Management USA, Inc. and its affiliates ("Service Management"). Service Management is a Sterling, Virginia-based provider of facilities management services specializing in providing janitorial maintenance management services to retailers and industrial and commercial clients in 39 states.

  The letter of intent with Service Management provides for consideration of $9 million payable in cash and $3 million payable in shares of Common Stock valued at the closing price of the Common Stock on the date the letter of intent was signed. In addition, there is the potential for the payment of up to an additional $13 million, consisting of 50% in cash and 50% in shares of Common Stock, based upon a combination of the earnings before interest and taxes of Service Management during the twelve months subsequent to the Company's completion of the acquisition of Service Management, and the revenues of Service Management, including the revenues of certain companies identified by Service Management that may be acquired by the Company in the future, during the two years subsequent to the completion of the acquisition of Service Management.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Service Management USA, Inc. and
Diversified Management Services USA, Inc.

  In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Service Management USA, Inc. and Diversified Management Services USA, Inc. (the "Company") at December 31, 1995 and 1996 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Minneapolis, Minnesota
January 20, 1998

                        SERVICE MANAGEMENT USA, INC. AND

                 DIVERSIFIED MANAGEMENT SERVICES USA, INC.

                             COMBINED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    DECEMBER 31,  SEPTEMBER 30,
                                                    ------------- -------------
                                                     1995   1996      1997
                                                    ------ ------ -------------
                                                                   (UNAUDITED)
                      ASSETS
Cash and cash equivalents.......................... $  210 $  425    $  339
Marketable securities..............................     44     36       144
Accounts receivable, net of an allowance for
 doubtful accounts of $98 and $295, respectively...    634  1,660     2,497
Employee receivables...............................      8      5        47
Prepaid expenses...................................            92        85
                                                    ------ ------    ------
    Total current assets...........................    896  2,218     3,112
Property and equipment, net........................    221  1,159     2,350
Deposits...........................................      1     26        30
Intangibles........................................           167       147
                                                    ------ ------    ------
    Total assets................................... $1,118 $3,570    $5,639
                                                    ====== ======    ======
       LIABILITIES AND STOCKHOLDER'S EQUITY
Current maturities, long-term debt.................        $  165    $   21
Current obligations, capital leases................            43        72
Accounts payable................................... $  161    954     1,948
Accrued liabilities................................    118    793       400
Income taxes payable...............................            19        30
                                                    ------ ------    ------
    Total current liabilities......................    279  1,974     2,471
Long-term debt.....................................     11     94        36
Capital lease obligations..........................           100        41
                                                    ------ ------    ------
    Total liabilities..............................    290  2,168     2,548
Stockholder's equity:
  Common stock, Service Management USA, Inc., $1
   par value, 1,000 shares authorized, issued and
   outstanding.....................................      1      1         1
  Common stock, Diversified Management Services
   USA, Inc., no par value, 200 shares authorized,
   issued and outstanding                                     152       152
  Additional paid-in capital.......................     42    110       110
  Retained earnings................................    785  1,139     2,828
                                                    ------ ------    ------
    Total stockholder's equity.....................    828  1,402     3,091
                                                    ------ ------    ------
    Total liabilities and stockholder's equity..... $1,118 $3,570    $5,639
                                                    ====== ======    ======

                         The accompanying notes are an
             integral part of these combined financial statements.

                        SERVICE MANAGEMENT USA, INC. AND

                 DIVERSIFIED MANAGEMENT SERVICES USA, INC.

                        COMBINED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                              YEAR ENDED    NINE MONTHS ENDED
                                             DECEMBER 31,     SEPTEMBER 30,
                                            --------------  -------------------
                                             1995   1996      1996      1997
                                            ------ -------  --------  ---------
                                                               (UNAUDITED)
Revenues................................... $4,964 $12,074  $  7,749  $  18,810
Cost of revenues...........................  3,650   8,735     5,501     14,035
                                            ------ -------  --------  ---------
    Gross profit...........................  1,314   3,339     2,248      4,775
Selling, general and administrative
 expenses..................................    617   2,169     1,370      2,548
                                            ------ -------  --------  ---------
    Operating income.......................    697   1,170       878      2,227
Other (income) expense:
  Interest expense.........................      2       4                   21
  Realized and unrealized (gains) losses on
   trading securities......................     40     (64)      (52)
                                            ------ -------  --------  ---------
Income before income taxes.................    655   1,230       930      2,206
Provision for state income taxes...........             19        14         30
                                            ------ -------  --------  ---------
Net income................................. $  655 $ 1,211  $    916  $   2,176
                                            ====== =======  ========  =========
Unaudited pro forma information (see Note
 2):
  Pro forma net income before provision for
   income taxes............................ $  655 $ 1,230  $    930  $   2,206
  Provision for income taxes...............    262     492       372        882
                                            ------ -------  --------  ---------
  Pro forma net income..................... $  393 $   738  $    558  $   1,324
                                            ====== =======  ========  =========



                         The accompanying notes are an
             integral part of these combined financial statements.

                        SERVICE MANAGEMENT USA, INC. AND

                 DIVERSIFIED MANAGEMENT SERVICES USA, INC.

                   COMBINED STATEMENT OF STOCKHOLDER'S EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                              ADDITIONAL              TOTAL
                                               PAID-IN-  RETAINED STOCKHOLDER'S
                             COMMON STOCK      CAPITAL   EARNINGS    EQUITY
                          ------------------- ---------- -------- -------------
                          SERVICE DIVERSIFIED
                          ------- -----------
Balance, December 31,
 1994....................   $ 1                  $ 42     $  316     $  359
  Net income.............                                    655        655
  Dividends..............                                   (186)      (186)
                            ---      ----        ----     ------     ------
Balance, December 31,
 1995....................     1                    42        785        828
  Issuance of common
   stock, Diversified
   Management Services
   USA, Inc..............             152                               152
  Capital contribution...                          68                    68
  Net income.............                                  1,211      1,211
  Dividends..............                                   (857)      (857)
                            ---      ----        ----     ------     ------
Balance, December 31,
 1996....................     1       152         110      1,139      1,402
  Net income.............                                  2,176      2,176
  Dividends..............                                   (487)      (487)
                            ---      ----        ----     ------     ------
Balance, September 30,
 1997 (unaudited)........   $ 1      $152        $110     $2,828     $3,091
                            ===      ====        ====     ======     ======



                         The accompanying notes are an
             integral part of these combined financial statements.

                        SERVICE MANAGEMENT USA, INC. AND

                 DIVERSIFIED MANAGEMENT SERVICES USA, INC.

                        COMBINED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                              YEAR ENDED     NINE MONTHS ENDED
                                             DECEMBER 31,      SEPTEMBER 30,
                                             --------------  ------------------
                                             1995    1996     1996      1997
                                             -----  -------  -------- ---------
                                                                (UNAUDITED)
Cash flows from operating activities:
 Net income................................  $ 655  $ 1,211  $   916  $   2,176
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Provision for doubtful accounts..........     98      197      215         60
  Depreciation and amortization............     24      245      163        361
  Loss on write-off of assets..............              21
  Unrealized/realized (gain) loss of
   marketable trading securities...........     40      (64)     (52)
  Changes in operating assets and liabili-
   ties:
   Accounts receivable.....................   (346)  (1,224)    (573)      (896)
   Prepaid expenses and other current as-
    sets...................................     (2)    (129)     (46)       (40)
   Accounts payable and accrued liabili-
    ties...................................    138    1,468      656        601
   Income taxes payable....................              19       14         11
                                             -----  -------  -------  ---------
    Net cash provided by operating activi-
     ties..................................    607    1,744    1,293      2,273
                                             -----  -------  -------  ---------
Cash flow from investing activities:
  Purchases of equipment...................   (222)  (1,017)    (588)    (1,533)
  Purchases of marketable trading securi-
   ties....................................            (104)     (70)      (107)
  Proceeds from sale of marketable trading
   securities..............................             175       33
                                             -----  -------  -------  ---------
    Net cash used in investing activities..   (222)    (946)    (625)    (1,640)
                                             -----  -------  -------  ---------
Cash flow from financing activities:
  Principal payments on long-term debt.....    (14)     (76)               (202)
  Proceeds from long-term debt.............     25      148
  Payments of capital lease obligations....             (18)                (30)
  Proceeds from issuance of common stock...             152
  Proceeds from stockholder contribution...              68
  Dividends to stockholder.................   (186)    (857)    (575)      (487)
                                             -----  -------  -------  ---------
    Net cash used in financing activities..   (175)    (583)    (575)      (719)
                                             -----  -------  -------  ---------
Net increase in cash and cash equivalents..    210      215       93        (86)
Cash and cash equivalents, beginning of
 year......................................    --       210      210        425
                                             -----  -------  -------  ---------
Cash and cash equivalents, end of year.....  $ 210  $   425  $   303  $     339
                                             =====  =======  =======  =========
Supplemental disclosure of cash flow infor-
 mation:
  Cash paid for interest...................  $   2  $     4  $        $      21
  Cash paid for taxes......................  $      $        $        $      19
Supplemental disclosure of non-cash
 transactions:
  Marketable securities exchanged for
   accounts receivable.....................  $  84
  Capital lease obligations................         $   162
  Purchase of net assets of Diversified for
   Note Payable............................             175

                         The accompanying notes are an
             integral part of these combined financial statements.

                       SERVICE MANAGEMENT USA, INC. AND

                DIVERSIFIED MANAGEMENT SERVICES USA, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                                (IN THOUSANDS)

NOTE 1--BUSINESS AND ORGANIZATION

  Service Management USA, Inc. and Diversified Management Services USA, Inc. (the "Company") provide contract facility management and janitorial services to commercial establishments located throughout the United States.

  Service Management USA, Inc. was incorporated in October 1994. Prior to incorporation, the entity was operated as a sole proprietorship. Diversified Management Services USA, Inc. was incorporated in November 1996 via the purchase of the net assets of an operating business.

  The accompanying financial statements represent the financial position, operating results and cash flows of Service Management USA, Inc. and Diversified Management Services USA, Inc., which have been presented on a combined basis due to common ownership and common management. All intercompany activity and balances have been eliminated.

  On January 8, 1998, the Company entered into a Letter of Intent with Consolidation Capital Corporation ("CCC") for the potential sale of Service Management USA, Inc. and Diversified Management Services USA, Inc. to CCC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

  Revenues are recognized as services are performed.

 Cash and Cash Equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

 Property and Equipment

  Property and equipment are depreciated using straight-line and accelerated methods over their estimated useful lives ranging from three to seven years.

 Intangibles

  Intangible assets consist of $172 allocated to customer contracts purchased in the organization of Diversified Management Services USA, Inc. and are being amortized over a period of five years, which is deemed to be the estimated period benefited.

                       SERVICE MANAGEMENT USA, INC. AND
                   DIVERSIFIED MANAGEMENT SERVICES USA, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                                (IN THOUSANDS)


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Marketable Securities

  The Company's marketable securities consist of investments in certain equities and mutual funds and are classified as trading. Accordingly, any realized or unrealized gains and losses are recorded in the period incurred.

 Fair Value of Financial Instruments

  The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities as reflected in the financial statements approximates fair value because of the short-term maturity of these instruments. The carrying amounts of long-term debt approximates fair value as the interest rates approximate market rates for debt with similar terms and average maturities.

 Income Taxes

  The Company has elected to be treated as cash basis S-Corporation for federal income tax purposes and accordingly, any liabilities for income taxes are the direct responsibility of the stockholder. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to income and franchise taxes in certain states, which has been appropriately reflected in the financial statements.

  There are differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities primarily related to accounts receivable and accounts payable. At December 31, 1996, the Company's net assets for financial reporting purposes exceeds the tax basis by approximately $800.

  The unaudited pro forma income tax information included in the Statement of Operations is presented in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as if the Company had been subject to federal income taxes for the entire periods presented.

 Unaudited Interim Financial Information

  The interim financial information for the nine month periods ended September 30, 1996 and 1997 have been prepared from the unaudited financial records of the Company and in the opinion of management, reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented.

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Receivables are not collateralized and, accordingly, the Company performs on-going credit evaluations to reduce the risk of loss.

  The Company also maintains bank accounts at one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100. At December 31, 1996, the Company's uninsured cash balances totaled $433.

                       SERVICE MANAGEMENT USA, INC. AND
                   DIVERSIFIED MANAGEMENT SERVICES USA, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                          (DOLLARS IN THOUSANDS)

NOTE 3--PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                 1995    1996
                                                                 ------ -------
   Cleaning equipment........................................... $ 237  $ 1,096
   Automobiles..................................................    40      230
   Computer equipment...........................................    15       58
   Office equipment.............................................             25
   Furniture and fixtures.......................................    16        8
                                                                 -----  -------
                                                                   308    1,417
   Accumulated depreciation.....................................   (87)    (258)
                                                                 -----  -------
                                                                 $ 221  $ 1,159
                                                                 =====  =======

  Depreciation expense for the year ended December 31, 1995 and 1996 was $24 and $223, respectively. Certain equipment with a gross balance of $162 represents amounts under capital leases.

NOTE 4--CREDIT FACILITIES

  Long-term debt consists of the following:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                 1995    1996
                                                                 ------ -------
   Notes payable, vehicles, various monthly payments including interest at rates ranging from 8% to 18%, maturing at
    various dates from December 1997 through 2001............... $  11  $   122
   Note payable, issued in connection with the purchase of net assets for Diversified Management Services USA, Inc.,
    monthly principal payments of $20 beginning December 1,
    1996, interest of 8%........................................            137
   Current maturities...........................................           (165)
                                                                 -----  -------
                                                                 $  11  $    94
                                                                 =====  =======

  Principal payments required under long-term debt obligations are as follows:

   1997................................................................... $ 165
   1998...................................................................    21
   1999...................................................................    24
   2000...................................................................    27
   2001...................................................................    22
                                                                           -----
                                                                           $ 259
                                                                           =====

 Line of Credit

  In April 1997, the Company obtained a revolving line of credit for borrowings of up to $1,000. The line of credit, which expires on April 30, 1998, bears interest at LIBOR plus 2%, and is limited to 80% of eligible trade accounts receivable.

  Additionally, in December 1997 an additional $250 facility was obtained with a maturity of two months at an interest rate of LIBOR plus 2%.

                       SERVICE MANAGEMENT USA, INC. AND
                   DIVERSIFIED MANAGEMENT SERVICES USA, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                          (DOLLARS IN THOUSANDS)


NOTE 4--CREDIT FACILITIES (CONTINUED)

 Equipment Facility

  In April 1997, the Company obtained an equipment facility which provides for the Company to borrow up to $1,500 under term notes until April 30, 1998. As of December 1997, approximately $1,000 had been utilized under this facility to purchase equipment. These $1,000 term notes bear interest at 7.7% and require 35 monthly installments of principal and interest of approximately $31.

  Both the line of credit and the equipment notes contain, among other provisions, maintenance of certain financial covenants and ratios including tangible net worth and cash flow coverage, restrictions on dividends and indebtedness, and are collateralized by the majority of the Company's assets, and are personally guaranteed by the stockholder and spouse.

NOTE 5--COMMITMENTS

 Lease Commitments

  In January 1998, the Company began leasing its primary office facility from a company owned by the Company's stockholder. No formal lease terms have been established.

  The Company also leases office space in various states on a month-to-month basis. Rent expense under these lease arrangements for December 31, 1995 and 1996 were $16 and $28, respectively.

  Additionally, in November 30, 1996, the Company acquired approximately $162 of equipment under leases qualifying as capital in connection with the purchase of Diversified Management Services USA, Inc. The balance on these capital lease obligations were paid in full in fiscal 1997.

 Guarantee

  The Company's stockholder has obtained a mortgage of $1,280 in connection with the acquisition of a building. Service Management USA, Inc. is a guarantor of this obligation. Under the terms of the proposed transaction with CCC (see Note 1), Service Management USA, Inc. would be released from this guarantee.

NOTE 6--EMPLOYEE BENEFIT PLAN

  In November 1997, the Company established a profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. Virtually all employees are eligible to participate in the plan. Employees can contribute up to 15% of their gross salary to the plan, and the Company makes matching contributions of up to 3%.

NOTE 7--JOINT VENTURES

  In August 1997 and November 1997, the Company's stockholder organized Alliance Management Services, LLC and Interstate Management Services, LLC to provide similar services as the Company. The Company's stockholder owns a 50% and 70% interest in these entities, respectively. There were no operations through September 30, 1997.

NOTE 8--SUBSEQUENT EVENTS

  During the fourth quarter of 1997, distributions of approximately $900 were made to the Company's stockholder.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth fees payable to the Securities and Exchange Commission and other estimated expenses expected to be incurred in connection with issuance and distribution of securities being registered. All such fees and expenses shall be paid by the Company.

   Securities and Exchange Commission Registration Fee................ $145,582
   Nasdaq National Market Listing Fee.................................   17,500
   Printing Expenses..................................................   75,000*
   Accounting Fees and Expenses.......................................   25,000*
   Legal Fees and Expenses............................................   50,000*
   Miscellaneous......................................................   86,918*
                                                                       --------
     Total............................................................ $400,000
                                                                       ========

--------
* Estimate

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit.
Article 10 of the Company's Restated Certificate of Incorporation provides that the personal liability of directors of the Company is eliminated to the extent permitted by Section 102(b)(7) of the DGCL.

  Section 145 of the DGCL (i) requires a corporation to indemnify for expenses, including attorney's fees, incurred by a director or officers who has been successful in defending any claim or proceeding in which the director or officer is involved because of his or her position with the corporation,
(ii) permits indemnification (a) for judgments, fines, expenses and amounts paid in settlement in the case of a claim by a party other than the corporation or in the right of the corporation, even where a director or officer has not been successful, in cases where the director or officer acted in good faith and in a manner that he or she reasonably believed was in or not opposed to the best interests of the corporation provided, in the case of a criminal proceeding, that the director or officer had no reason to believe his or her conduct was unlawful or (b) for expenses in the case of a claim or proceeding by or in the right of the corporation, including a derivative suit (but not judgments, fines or amounts in settlement), if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and has not been adjudged liable to the corporation unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification, and (iii) permits the advancement of expenses to directors and officers who are defending an action, lawsuit or proceeding upon receipt of an undertaking for the repayment of such advance if it is ultimately determined that the director or officer has not met the applicable standard of conduct and is, therefore, not entitled to be indemnified. Section 145 also provides that the permissive indemnification described above is to be made upon a determination that the director or officer has met the required standard of conduct by (a) a majority of disinterested directors, (b) a committee of disinterested directors designated by a majority of such directors, (c) independent legal counsel or (d) the stockholders.

  The Company has entered into Indemnity Agreements because the Board believes that the Company's directors' and officers' insurance does not fully protect the directors and executive officers and that the absence of Indemnity Agreements may threaten the quality and stability of the governance of the Company by reducing the Company's ability to attract and retain qualified persons to serve as directors and executive officers of the

Company, and by deterring such persons in the making of entrepreneurial decisions for fear of later legal challenge. In addition, the Board of Directors believes that the Indemnity Agreements complement the indemnification rights and liability protections currently provided directors and executive officers of the Company under the Amended and Restated Bylaws. These rights and protections were designed to enhance the Company's ability to attract and retain highly qualified individuals to serve as directors and executive officers in view of the high incidence of litigation, often involving large amounts, against publicly-held companies and the need to provide such persons with reliable knowledge of the legal risks to which they are exposed. The Indemnity Agreements complement these rights and protections by providing directors and executive officers with contractual rights to indemnification, regardless of any amendment to or repeal of the indemnification provisions in the Bylaws. The Company's Amended and Restated Bylaws provide that the Company shall indemnify to the fullest extent authorized or permitted by law directors and officers of the Company who have been made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company.

  The Indemnity Agreements are predicated upon Section 145(f) which recognizes the validity of additional indemnity rights granted by contractual agreement. The Indemnity Agreements alter or clarify statutory indemnity provisions, in a manner consistent with the Company's Amended and Restated Bylaws, in the following respects; (i) indemnification is mandatory, rather than optional, to the full extent permitted by law, including partial indemnification under appropriate circumstances, except that the Company is not obligated to indemnify an indemnitee with respect to a proceeding initiated by the indemnitee (unless the Board should conclude otherwise), payments made by an indemnitee in a settlement effected without the Company's written consent, payments that are found to violate the law, conduct found to constitute bad faith or active and deliberate dishonesty or short-swing profit liability under Section 16(b) of the Exchange Act or to the extent that indemnification has been determined to be unlawful in an arbitration proceeding conducted pursuant to the provisions of the Indemnity Agreement; (ii) prompt payment of litigation expenses in advance is mandatory, rather than optional, provided the indemnitee undertakes to repay such amounts if it is ultimately determined that the indemnitee is not entitled to be indemnified and provided the indemnitee did not initiate the proceeding; (iii) any dispute arising under the Indemnity Agreement is to be resolved through an arbitration proceeding, which will be paid for by the Company unless the arbitrator finds that the indemnitee's claims or defenses were frivolous or in bad faith, unless such arbitration is inconsistent with an undertaking given by the Company, such as to the Securities and Exchange Commission, that the Company will submit to a court the question of indemnification for liabilities under the Securities Act of 1933, as amended, and be governed by the final adjudication of such issue; and (iv) mandatory indemnification shall be paid within 45 days of the Company's receipt of a request for indemnification unless a determination is made that the indemnitee has not met the relevant standards for indemnification by the Board of Directors, or if a quorum of the directors is not obtainable, at the election of the Company, either by independent legal counsel or a panel of arbitrators.

  The Company maintains a directors' and officers' liability insurance policy covering certain liabilities which may be incurred by directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In February 1997, Jonathan J. Ledecky, the Company's Chairman and Chief Executive Officer, founded the Company's predecessor, Ledecky Brothers L.L.C. On September 19, 1997, Jonathan Ledecky exchanged his 100% interest in Ledecky Brothers L.L.C. for 4,411,765 shares of the Company's Common Stock, or 100% of the outstanding shares. The issuances of securities by Ledecky Brothers L.L.C. and the Company to Jonathan Ledecky were made in reliance upon the exemption from registration under the Securities Act of 1933, as amended, in Section 4(2).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following exhibits are or will be filed as part of this registration statement:

                                                            INCORPORATED BY
                                                            REFERENCE TO THE
                                                           EXHIBIT INDICATED
                                                         BELOW TO THE COMPANY'S
                                                         REGISTRATION STATEMENT
 EXHIBIT                                                      ON FORM S-1
 NUMBER  DESCRIPTION                                      (FILE NO. 333-36193)
 ------- -----------                                     ----------------------
  3.01   Restated Certificate of Incorporation of
         Consolidation Capital Corporation.                       3.01

  3.02   Amended and Restated Bylaws of Consolidation
         Capital Corporation.                                     3.02

  5.01   Opinion of Morgan, Lewis & Bockius LLP as to
         the legality of the securities being
         registered.                                               *

 10.01   Consolidation Capital Corporation 1997 Long-
         Term Incentive Plan.                                      *

 10.02   Consolidation Capital Corporation 1997 Non-
         Employee Directors' Stock Plan.                         10.02

 10.03   Consolidation Capital Corporation 1997
         Employee Stock Purchase Plan.                           10.03

 10.04   Consolidation Capital Corporation 1997
         Section 162(m) Bonus Plan.                              10.04

 10.05   Consolidation Capital Corporation Executive
         Deferred Compensation Plan.                               **

 10.06   Employment Agreement between the Company and
         Jonathan J. Ledecky.                                    10.05

 10.07   Employment Agreement between the Company and
         Timothy C. Clayton.                                     10.06

 10.08   Employment Agreement between the Company and
         F. Traynor Beck.                                        10.07

 10.09   Employment Agreement between the Company and
         David Ledecky.                                          10.08

 10.10   Form of Indemnity Agreement for Executive
         Officers and Directors of the Company.                  10.09

 23.01   Consents of Price Waterhouse LLP.                         **

 23.02   Consent of Morgan, Lewis & Bockius LLP
         (included in opinion filed as Exhibit 5.1).               *

 24.01   Power of Attorney (included on signature page
         of this registration statement).                          *

 27.01   Financial Data Schedule.                                  *

--------

*  Previously filed.

** Filed herewith.

  (b) Financial statement schedules have been omitted because they are inapplicable, are not required under applicable provisions of Regulation S-X, or the information that would otherwise be included in such schedules is contained in the registrant's financial statements or accompanying notes.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement;

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

    (2) That for the purpose of determining any liability under the Act each such post-effective amendment may be deemed to be a new registration statement relating to the securities being offered therein and the offering of such securities at the time may be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

    (4) To supply by means of a post-effective amendment, Rule 424(c) supplement or information incorporated by reference, all information concerning a material transaction, and the company being acquired involved there, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT ON TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF WASHINGTON, DISTRICT OF COLUMBIA, ON JANUARY 20, 1998.

                                          Consolidation Capital Corporation


                                          By:  /s/ Jonathan J. Ledecky
                                             ----------------------------------
                                             JONATHAN J. LEDECKY CHAIRMAN AND
                                                  CHIEF EXECUTIVE OFFICER


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                            TITLE                            DATE
              ---------                            -----                            ----
    /s/ Jonathan J. Ledecky             Chairman and Chief Executive           January 20, 1998
-------------------------------------      Officer (Principal Executive
         JONATHAN J. LEDECKY               Officer)


               *                        Executive Vice President, Chief        January 20, 1998
-------------------------------------      Financial Officer and
         TIMOTHY C. CLAYTON                Treasurer (Principal Financial
                                           and Accounting Officer


               *                        Executive Vice President, Chief        January 20, 1998
-------------------------------------      Administrative Officer and
            DAVID LEDECKY                  Director


               *                        Director                               January 20, 1998
-------------------------------------
          VINCENT E. EADES


               *                        Director                               January 20, 1998
-------------------------------------
          W. RUSSELL RAMSEY


               *                        Director                               January 20, 1998
-------------------------------------
            M. JUDE REYES




By: /s/ F. Traynor Beck
   ----------------------------------
   F. Traynor Beck, Attorney in Fact,
   pursuant to powers of attorney
   previously filed as part of this
   Registration Statement

                               EXHIBIT INDEX

                                                            INCORPORATED BY
                                                            REFERENCE TO THE
                                                           EXHIBIT INDICATED
                                                         BELOW TO THE COMPANY'S
                                                         REGISTRATION STATEMENT
 EXHIBIT                                                      ON FORM S-1
 NUMBER  DESCRIPTION                                      (FILE NO. 333-36193)
 ------- -----------                                     ----------------------
  3.01   Restated Certificate of Incorporation of
         Consolidation Capital Corporation.                       3.01

  3.02   Amended and Restated Bylaws of Consolidation
         Capital Corporation.                                     3.02

  5.01   Opinion of Morgan, Lewis & Bockius LLP as to
         the legality of the securities being
         registered.                                               *

 10.01   Consolidation Capital Corporation 1997 Long-
         Term Incentive Plan.                                      *

 10.02   Consolidation Capital Corporation 1997 Non-
         Employee Directors' Stock Plan.                         10.02

 10.03   Consolidation Capital Corporation 1997
         Employee Stock Purchase Plan.                           10.03

 10.04   Consolidation Capital Corporation 1997
         Section 162(m) Bonus Plan.                              10.04

 10.05   Consolidation Capital Corporation Executive
         Deferred Compensation Plan.                               **

 10.06   Employment Agreement between the Company and
         Jonathan J. Ledecky.                                    10.05

 10.07   Employment Agreement between the Company and
         Timothy C. Clayton.                                     10.06

 10.08   Employment Agreement between the Company and
         F. Traynor Beck.                                        10.07

 10.09   Employment Agreement between the Company and
         David Ledecky.                                          10.08

 10.10   Form of Indemnity Agreement for Executive
         Officers and Directors of the Company.                  10.09

 23.01   Consents of Price Waterhouse LLP.                         **

 23.02   Consent of Morgan, Lewis & Bockius LLP
         (included in opinion filed as Exhibit 5.1).               *

 24.01   Power of Attorney (included on signature page
         of this registration statement).                          *

 27.01   Financial Data Schedule.                                  *

--------

*  Previously filed.

** Filed herewith.